GUANGZHOU INVESTMENT COMPANY LIMITED

越秀投資有限公司

2003 INTERIM REPORT





Contents

2 Financial Highlights

3 Management Discussion and Analysis

Business Review

Financial Review

Condensed Interim Accounts

10 Condensed Consolidated Profit and Loss Account

11 Condensed Consolidated Balance Sheet

12 Condensed Consolidated Cash Flow Statement

13 Condensed Consolidated Statement of Changes in Equity

14 Notes to Condensed Interim Accounts

24 Other Information

31 Corporate and Investor Relations Information

32 Location Map of Major Property Projects in Guangzhou Urban Area



	Six months ended 30th June	
		As restated
	2003	2002
	HK$'000	HK$'000
Turnover	1,662,046	1,544,748
Profit from operations	260,303	208,711
Share of profits/(losses) of		
Jointly controlled entities	(10,215)	(18,793)
Associated companies	85,730	61,487
Profit attributable to shareholders	108,143	15,329
Basic earnings per share	1.768 cents	0.382 cent
Fully diluted earnings per share	1.752 cents	0.378 cent
Interest coverage	3.51 times	4.7 times

		As restated
	30th June	31st December
	2003	2002
	HK$'000	HK$'000
Total assets	24,602,217	25,364,969
Total liabilities (including minority interests)	17,741,110	18,638,937
Shareholders' funds	6,861,107	6,726,032
Net asset per share	HK$1.12	HK$1.10
Net tangible asset per share	HK$1.39	HK$1.41
Gearing ratio	44%	44%

BUSINESS REVIEW

Guangzhou property market developed healthily without overheating

As a result of urbanization and growth of middle class, increasing number of university graduates from northern China live and work in Guangzhou. Coupled with rising demand from local residents and upgrading needs, the Guangzhou property market in the first half of 2003 continued to expand steadily. Total supply of private residential units of the ten districts in Guangzhou amounted to 3.67 million sq. meters and decreased by 8.3 per cent over the same period of last year. However, demand in terms of transaction area increased by 5.4 per cent to 4.47 million sq. meters. Consequently, outstanding stock continued to fall substantially by 16 per cent to 4.20 million sq. meters. Average selling price was RMB4,452 per sq. meter, which was similar to levels of last year and there was no signs of overheating.

In the first half of 2003, the secondary market of the ten districts in Guangzhou also continued to expand. Area sold has reached 2.67 million sq. meters with average selling price of RMB2,809 per sq. meter. Size of the secondary market in terms of transacted value increased to 38 per cent of the primary market, which will in turn facilitate upgrading and expansion of the primary market.

Land and project resources increased sharply upon the acquisition of Guangzhou Development

Upon the acquisition of a majority interest in the assets of Guangzhou City Construction & Development Holdings Limited ("Guangzhou Development"), the Group's land and project resources of different types increased sharply on an across the board basis.

Pre-sales and sales of properties in the first half of 2003 increased by 291 per cent to 133,000 sq. meters when compared with the same period of last year. Major projects for sale included Grand City Garden, Hua Cheng Mansion, Tian Jun Court, Fortune Plaza, Galaxy City, Urban Oasis, Lingnan Garden, Run Hui Building, Wen De Ya Xuan and Romantic Garden. These projects are of high quality and balanced mix. For example, Urban Oasis near Sun Yat-Sen University in Haizhu District with a total gross floor area of 400,000 sq. meters is located on top of a metro station and is easily accessible. Galaxy City of Zhujiang Xincheng is awarded the "Top Ten Brandname Community". Owing to expansion of state-owned financial institutions, purchase and renting of Fortune Plaza, an office building in Tianhe District, by institutional customers was also very active. Sales of luxury houses such as Grand City Garden and Hua Cheng Mansion in Er Sha Island were robust. There was also strong demand for budget housing in Run Hui Building and Wen De Ya Xuan. Overall, over 60 per cent of the ten major projects launched in the first half of the year was sold and contributed 46.5 per cent (HK$773 million) of the Group's turnover in the first half of 2003.

Moreover, the actual rental area of properties also increased sharply to 268,200 sq. meters. Major projects include City Development Plaza, White Horse Commercial Building, Guangzhou Sports Stadium Building, Jin Han Building, Xiangkang Commercial Plaza, City Development Building and Guang Yuan Cultural Centre. The rental portfolio is diversified in grades, locations and land use and covered Grade A offices, prime shopping malls, shops in residential complexes and car parks. The properties in Guangzhou generated a steady rental income of HK$85 million in the first half of 2003 accounting for 5.1 per cent of the Group's turnover.

In the first half of 2003, property under construction also increased by 720 per cent to 1,430,000 sq. meters and will mostly be completed in 2003, 2004 and 2005 respectively, of which 85 per cent is residential properties. This will underpin earnings growth in the coming three years.

Furthermore, land bank held for medium term development also sharply increased to 6,800,000 sq. meters, the bulk of which is in Nansha. Nansha is located at the southern side of Guangzhou and the centre of the Pearl River Delta. It will be developed into an industrial, logistic, commerce and trade, shipping and high technology centre. Nansha, which targets residential and new enterprises land uses, will be developed into a new city to accommodate a population of up to one million. Its potential is comparable to Pudong of Shanghai or Yokohama in Tokyo. The Eastern Expressway and the Central Expressway linking Guangzhou and Nansha are under construction. Upon completion, traveling time from Guangzhou to Nansha will be reduced from 45 minutes to 30 minutes. In addition, light railway from Panyu and Guangzhou Metro Line Number 4 will also be extended to Nansha. A new pier for ferries serving Nansha and Hong Kong is under construction. Upon completion, journey from Nansha to Hong Kong will only take 75 minutes. Construction of these infrastructure is scheduled to be completed in the next one to three years. Although the plot in Nansha is a medium term project, the Group will form joint ventures and invests by stages in order to increase the scale of development gradually and realize profits faster.

Brand name effect and market positioning

Apart from expanding land and project resources, Guangzhou Development is also a well known property brand in the Guangzhou market with over 20 years of track record in real estate development. It has established related ancillary companies covering functions such as design, supervision, sales, property agency and management and can effectively control major segments in the property development process. Its financial position is sound and has been accredited as the number one in integrated capability of property development in Guangzhou many times. The awards it has received over the years included "Number one of the top ten corporations in development, construction and investment of real property in Guangzhou" in 2001, one of the "Ten most popular developers" in 2002, the "Top twenty enterprises in property development and credibility" in Guangdong in 2001, 2002 and the "Observing contracts and keeping promises enterprises" award for the last ten consecutive years.

To capitalize on the brand name of Guangzhou Development, the positioning of the Group's real estate business will focus on the development and sales of medium-priced residential properties ranging from RMB5,500 to RMB6,500 per sq. meter. The Group will also selectively develop premium offices, shopping malls and up market residential properties for rental. Land banks in urban area will be given priority of development while those in the suburb will be for the medium term. Leveraging on a sizable portfolio of rental properties and land banks, the Group is able to achieve the dual objective of high growth and steady income.

Changes in banks' credit policies and government's land sale policy in 2003

In mid-June this year, the People's Bank of China announced that the bank credit policy for the real estate business should be adjusted. Banks should target those property development enterprises which have higher credit standing and no defaulting record. Loans should be mainly provided to residential projects which are affordable to families of medium to low income. Loans for large size, high-end residential projects and villas should be limited and no loans in any form shall be granted to projects without land use right certificates, land use planning permits, engineering planning permits and construction permits. Granting of loans as working capital or in other forms is also strictly prohibited. In 2003, the Guangzhou Municipal People's Government also announced that no more land will be granted for the development of villas. Starting from 2004, land purchase in government auction must be settled immediately. In the secondary market, land transactions currently must be made public with sales to bidders of the highest prices. Land premiums must be fully paid prior to the transfer of land.

The objective of these measures is to increase the entry barrier for real estate developers, better regulate the market and enhance its transparency. As the real estate market in China differs tremendously from region to region, banks in different provinces are in the process of drafting their credit policy in detail. The specific measures are yet to be announced. As there is no overheating in the Guangzhou property market, it is believed that adjustment in credit policy will not affect the market adversely. Instead, market development may become healthier in the future, which will be more favourable to the Group. After the acquisition of Guangzhou Development, the Group's brand name, credibility and quality are of a first tier developer, and is expected to be continuously supported by banks.

Other businesses: Toll road earnings recovered while newsprint business continued to see cyclical adjustment

During the first half of 2003, performance of GZI Transport Limited ("GZI Transport"), the toll road subsidiary of the Company, rebounded substantially as the negative factors in 2002 such as traffic diversion by other new roads, Guangzhou Northern Second Ring Expressway recorded losses in the first year of its operation, and ending of the tax holiday of certain toll road projects have all been eased. GZI Transport recorded 45 per cent increase in profit attributable to shareholders of HK$113,081,000 during the period and satisfactory performance is expected in the second half of the year.

Guangzhou Paper Co., Ltd. ("Guangzhou Paper") continued to maintain one of the biggest market shares in the domestically produced newsprint market. However, owing to lower international newsprint price and expansion of capacity in China, Guangzhou Paper faced a challenging environment during the first half of the year.

In the first half of 2003, Guangzhou Paper sold 122,200 tonnes of newsprint, which decreased by 0.5 per cent compared with the same period last year. Average newsprint price was down by 6.2 per cent to RMB4,032 per tonne but the prices of raw materials such as wood and imported waste paper increased and resulted in a lower gross margin. However, by implementing stringent cost control measures such as downsizing and early repayment of bank loans, administrative and finance costs was reduced and considerably offset part of the increases in raw material cost.

Looking forward to the second half of 2003, the Group expects the newsprint market will remain competitive in China. However, with rising raw material costs, price of newsprint may stabilize in the second half of the year. Guangzhou Paper is planning to explore new regional markets in Eastern and Western China to increase sales volume.

Future strategy and prospects

Upon the acquisition of Guangzhou Development, both land and project resources and operation strengths of the Group have been greatly enhanced. Moreover, the Group and Guangzhou Development are highly complementary to each other as the Group has funding sources from both Hong Kong and the Mainland of China, which favours the capital intensive real estate business, whereas Guangzhou Development is a well know property brand in Guangzhou. It has a diversified portfolio comprising properties for sale, for rental, under construction and land bank at the high, medium and mass market. It is also one of the few real estate developers in the industry which has a steady stream of rental income and a sizable land bank at the same time. It has established teams of project development, property management and agency services with abundant experienced professionals. The Group's focus for the year is to adjust and strengthen its business model to shorten the construction and sales cycle so as to realize the synergies between the Group and Guangzhou Development and enhance return on net assets.

Upon the acquisition of Guangzhou Development, the business structure of the Group has become more focused with Guangzhou real estate business amounts to approximately 51.6 per cent of its turnover and approximately 80 per cent of its net assets. Its business strategy will centre on real estate development in Guangzhou. Non-core business will be gradually divested in due course.

Looking ahead, the economic environment in the Pearl River Delta is very favourable. GDP of Guangzhou has been growing at over 10 per cent annually. With growing urbanization and expansion of the middle class, the population of Guangzhou, including the local and the immigrants from other provinces, will grow over 10 million, Coupled with upgrading needs, sales of residential properties has been continuously rising over the past few years. Upon implementation of the Closer Economic Partnership Arrangement (CEPA) signed between Hong Kong and the Mainland of China in July, a large number of service enterprises will come to Guangdong which is the springboard to the rest of China. The proposed construction of the Hong Kong/Macau/Zhuhai Bridge will further speed up the integrated development amongst the Pearl River Delta, Guangzhou and Hong Kong. Although the impact of tightening credit imposed by the People's Bank of China is yet to be observed, it is believed that it will not create adverse effects as there is no overheating in the Guangzhou property market. The Group is very optimistic about the development of its business in the years ahead.

FINANCIAL REVIEW

Analysis of results

In spite of disposal of the non-core cement business in 2002, the Group's turnover in the first half of 2003 increased by 8 per cent to HK$1,662,046,000 when compared with the same period of 2002 primarily due to acquisition of the entire interest in Guangzhou Construction & Development Holdings (China) Limited ("GCD").

The outbreak of SARS did not pose substantial negative effect to the Group's performance. Turnover of property sales and rental income in the Mainland of China ("China") increased by 230 per cent and 608 per cent to HK$772,982,000 and HK$84,864,000 respectively as a result of substantially larger sales and rental area from consolidating six months' turnover of GCD. Turnover of the Group's toll road business also rebounded by 10 per cent to HK$191,580,000 in the first half of 2003 as the negative factor of traffic diversion by other new roads had eased. However, lower international newsprint price reduced turnover of the Group's newsprint business by 10 per cent to HK$483,671,000.

Both property and toll road businesses achieved increase in gross profit in the first half of 2003. Total gross profit of the Group amounted to HK$502,428,000 and increased by 2 per cent despite higher cost of raw materials in the newsprint business.

Selling expenses increased by 41 per cent to HK$63,664,000 primarily due to increased selling expenses of newsprint business as a result of intensified competition. However, administrative expenses decreased substantially by 37 per cent to HK$168,959,000 due to stringent cost control in all the three businesses. Consequently, operating profit of the Group increased substantially by 25 per cent to HK$260,303,000 despite increase in loss on deemed disposal of a subsidiary caused by the exercise of GZI Transport Limited share options.

Owing to increase in bank borrowings as compared to same period of last year, finance costs in first half of 2003 increased by 31 per cent to HK$112,819,000.

The increase in share of profits of associated companies by 39 per cent to HK$85,730,000 was mainly attributable to higher profit contributed by the associated companies of GZI Transport Limited. Share of losses of jointly controlled entities decreased by 46 per cent to HK$10,215,000 mainly due to reducing loss incurred by Guangzhou Northern Second Ring Expressway, whose traffic volume doubled in the period.

Taxation increased by 5 per cent to HK$38,881,000 due to higher pre-tax profit.

Minority interests decreased by 33 per cent to HK$75,975,000 mainly due to disposal of cement and high technology businesses, lower profit contributed by newsprint business and higher stake owned by the Group in the property business.

For the first half of 2003, the Group's profit attributable to shareholders and basic earnings per share increased significantly to HK$108,143,000 and 1.768 cents respectively (2002 as restated: profit attributable to shareholders of HK$15,329,000 and basic earnings per share of 0.382 cent).

Interim dividend

The Board of Directors has resolved to declare an interim dividend for 2003 of 0.8 cent (2002: nil) per share payable on 10th November 2003 to shareholders whose names appear on the register of members on 31st October 2003. Interim dividend pay out ratio will be 45.5 per cent.

Earnings per share

	Six months ended 30th June	
		As restated
	2003	2002
Weighted average number of shares in issue	**6,118,305,482**	4,009,989,359
Profit attributable to shareholders (HK$)	**108,143,000**	15,329,000
Basic earnings per share (cent(s))	**1.768**	0.382
Fully diluted earnings per share (cent(s))	**1.752**	0.378

The weighted average number of shares in issue during the period was increased by 53 per cent as 2,107,688,555 shares were issued in December 2002 for the acquisition of a controlling interest in Guangzhou City Construction and Development Holdings Limited and some other property assets in China and 5,248,000 shares were issued upon exercise of share options during the period. Total issued shares outstanding as at 30th June 2003 was 6,121,230,222 shares.

Analysis of cash flows

During the first six months of 2003, net cash inflow of HK$244 million (2002: HK$224 million) from operating activities had been generated mainly from toll road business and property business. Net cash used in investing activities amounted to HK$52 million (2002: HK$16 million) was mainly due to the capital expenditure incurred by property and newsprint businesses during the period. Net cash used in financing activities of HK$58 million (2002: HK$467 million) was resulted from the net repayment of bank loans.

Liquidity and capital resources

The Group continued to maintain a solid liquidity position. As at 30th June 2003, the Group had bank deposits, cash and bank balances of approximately HK$1,201 million (2002: HK$1,077 million) which increased by 11 per cent compared to 31st December 2002 and was caused by the increase in the Group's revenue. Approximately 72 per cent of the bank deposits, cash and bank balances was in RMB, 19 per cent was in HK dollars and the rest was in US dollars and other currencies.

As at 30th June 2003, the Group had outstanding convertible bonds and bank borrowings excluding bank overdrafts ("Bank Borrowings") of approximately HK$201 million and HK$6,575 million respectively (collectively "Total Borrowings"), which had a slight decrease of 3 per cent compared with 31st December 2002. Approximately 52 per cent of Total Borrowings was denominated in HK dollars, 45 per cent in RMB and 3 per cent in US dollars. The convertible bonds were denominated in HK dollars.

The management believes that the steady inflow of RMB, HK dollars and US dollars funds generated and/or repatriated from the Group's subsidiaries, associated companies and jointly controlled entities in Hong Kong and China are sufficient to meet the Group's short to medium term RMB, HK dollars and US dollars borrowings, finance costs and dividend payments.

The following table shows the repayment schedule of the Total Borrowings:

	Repayable within				
	one year	one to two years	two to five years	over five years	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Bank Borrowings	2,381,452	1,049,626	3,144,027	256	6,575,361
Convertible Bonds	200,623	—	—	—	200,623
Total Borrowings	2,582,075	1,049,626	3,144,027	256	6,775,984

Approximately 36 per cent of the Bank Borrowings will be repayable within one year, of which 75 per cent is contributed to RMB loans and approximately 75 per cent of the Bank Borrowings were related to property projects and secured by the Group's property portfolio. Given its improved financial position subsequent to the "Very Substantial Acquisition of Property Assets" in December 2002, the Group's credit has become significantly more attractive to the banking community. The relative liquidity risk is considered to be insignificant because the management is confident that short term loans, especially RMB loans, could be refinanced or further extended as planned by one to three years upon maturity. All outstanding convertible bonds were redeemed on 31st July 2003.

Treasury policies

The Group's overall treasury and funding policy is that of risk management and liquidity control. Bank balances are generally placed as short term fixed rate deposits in bank accounts in Hong Kong and China. No fund is placed in non-bank institutions or invested in securities. The Group will maintain a balance banking relationship in both Hong Kong and China to take advantage of different liquidity of these two markets.

Since the Group's principal operations are in China and most of the income is denominated in RMB, the management is aware of possible currency exchange exposure. As a hedging strategy, the management emphasises on mainly using RMB borrowings to finance the Group's RMB investments. Equity and debt financing in foreign currencies will also be used selectively. The Group is exploring the feasibility of increasing the ratio of Hong Kong dollar bank borrowings as supplementary funds. The Hong Kong dollar loan market may offer unexploited potential currently due to lower interest rate, longer maturity and flexible features such as interest rate swap.

Capital expenditures

During the first six months of 2003, the Group's major capital expenditure included a total expenditure of approximately HK$8 million which was mainly incurred for improving the physical structure of toll highways and bridges, and a total expenditure of approximately HK$48 million which was mainly incurred for the purchase of new fixed assets for property business as well as production facilities under construction, plant and machinery and tools for the newsprint business.

Capital and other commitments

As at 30th June 2003, the Group had capital commitments of HK$523 million mainly for the construction of properties in China.

Contingent liabilities

There was no material change in contingent liabilities since the last annual balance sheet date.

Capital structure

The following table summarises the components of the Group's capital structure:

	30th June 2003		As restated 31st December 2002	
	HK$'000	**per cent**	HK$'000	per cent
Convertible Bonds (fixed rate)	**200,623**	**1**	200,623	1
Bank Borrowings (floating rates)				
Denominated in RMB	**3,080,590**	**20**	3,058,150	19
Denominated in US dollars	**156,000**	**1**	546,000	4
Denominated in HK dollars	**3,338,771**	**22**	3,158,923	20
Total Borrowings	**6,775,984**	**44**	6,963,696	44
Shareholders' Funds plus Negative Goodwill	**8,743,747**	**56**	8,843,055	56
Total Capitalization	**15,519,731**	**100**	15,806,751	100
Gearing Ratio	**44 per cent**		44 per cent	

The Group's gearing ratio remains at a similar level of 44 per cent with that of 2002. By the adoption of SSAP 12 (revised) "Income Taxes" issued by the Hong Kong Society of Accountants which was effective for accounting periods commencing on or after 1st January 2003, the Group's opening balances of negative goodwill and retained profits as at 1st January 2003 have been reduced by HK$1,706 million and HK$291 million respectively. Accordingly, the shareholders' fund plus negative goodwill as at 31st December 2002 was reduced by HK$1,997 million to HK$8,843 million.

Interest coverage

Interest cover based on operating profit after adjustment for the non-cash items in the first half of 2003 was 3.51 times and was lower than that of 4.7 times for the same period in 2002. This is the result of an increase in bank borrowings as compared to the same period of last year.

Employees

As at 30th June 2003, the Group had approximately 6,700 employees, of whom approximately 6,500 employees were primarily engaging in the properties, toll roads and paper businesses.

The Group remunerates its employees largely based on industry practice, including contributory provident funds and other staff benefits. The Group has also adopted share option schemes which award its employees according to performance of the Group and individual employees.

For the six months ended 30th June 2003

	Note	(Unaudited) Six months ended 30th June 2003 HK$'000	As restated (Note 1) 2002 HK$'000
Turnover	2	**1,662,046**	1,544,748
Cost of sales		**(1,159,618)**	(1,050,430)
Gross profit		**502,428**	494,318
Other revenues		**18,426**	20,089
Selling and distribution expenses		**(63,664)**	(45,262)
Administrative expenses		**(168,959)**	(266,330)
Other operating income, net		**35,070**	18,038
Loss on deemed disposal of a subsidiary		**(62,998)**	(2,261)
Operating profit before provision for impairment	3	**260,303**	218,592
Provision for impairment of interests in property development projects		**—**	(9,881)
Profit from operations		**260,303**	208,711
Finance costs		**(112,819)**	(85,973)
Share of profits/(losses) of			
- Jointly controlled entities		**(10,215)**	(18,793)
- Associated companies		**85,730**	61,487
Profit before taxation		**222,999**	165,432
Taxation	4	**(38,881)**	(37,189)
Profit after taxation		**184,118**	128,243
Minority interests		**(75,975)**	(112,914)
Profit attributable to shareholders		**108,143**	15,329
Interim dividend	5	**49,257**	—
Basic earnings per share	6	**1.768 cents**	0.382 cent
Fully diluted earnings per share	6	**1.752 cents**	0.378 cent

As at 30th June 2003 and 31st December 2002

	Note	(Unaudited) 30th June 2003 HK$'000	As restated (Note 1) (Audited) 31st December 2002 HK$'000
Interests in toll highways and bridges	7	**2,196,672**	2,217,197
Other intangible assets	7	**(1,667,971)**	(1,898,797)
Fixed assets	7	**5,047,327**	5,075,206
Interests in jointly controlled entities		**763,839**	797,185
Interests in associated companies		**1,499,618**	1,491,505
Investment securities and other investments		**186,715**	219,924
Deferred tax assets		**113,426**	112,880
Current assets			
Properties held for/under development		**11,372,352**	12,202,518
Properties held for sale		**2,450,171**	2,796,260
Interests in property development projects		**68,517**	68,493
Inventories		**160,751**	169,751
Due from related companies		**36,326**	57,971
Accounts receivable, prepayments and deposits	8	**1,173,153**	977,377
Bank balances and cash		**1,201,321**	1,077,499
		16,462,591	17,349,869
Current liabilities			
Accounts payable and accrued charges	9	**4,322,539**	5,026,648
Due to minority shareholders		**139,043**	104,739
Bank loans			
- Secured		**623,364**	1,336,449
- Unsecured		**546,904**	694,392
Bank overdrafts, unsecured		**22,088**	32,164
Current portion of long-term liabilities	10	**1,411,981**	1,386,510
Taxation payable		**90,256**	65,558
		7,156,175	8,646,460
Net current assets		**9,306,416**	8,703,409
Total assets less current liabilities		**17,446,042**	16,718,509
Financed by:			
Share capital	11	**612,123**	611,810
Reserves		**6,199,727**	6,114,222
Proposed interim dividend	5	**49,257**	—
Shareholders' funds		**6,861,107**	6,726,032
Minority interests		**3,938,834**	4,064,961
Non-current liabilities			
Long-term liabilities	10	**4,576,694**	3,803,142
Deferred tax liabilities		**2,069,407**	2,124,374
		17,446,042	16,718,509

For the six months ended 30th June 2003

	(Unaudited) Six months ended 30th June	
	2003	2002
	HK$000	HK$000
Net cash inflow from operating activities	**243,567**	223,541
Net cash used in investing activities	**(51,591)**	(16,045)
Net cash used in financing activities	**(58,078)**	(466,610)
Increase/(decrease) in cash and cash equivalents	**133,898**	(259,114)
Cash and cash equivalents at 1st January	**1,045,335**	1,388,462
Cash and cash equivalents at 30th June	**1,179,233**	1,129,348
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	**1,201,321**	1,159,882
Bank overdrafts	**(22,088)**	(30,534)
	1,179,233	1,129,348

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th June 2003

	(Unaudited)							
	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Statutory reserves HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st January 2003, as previously reported	611,810	5,649,409	1,815	180,971	49,841	(80,183)	602,882	7,016,545
Change in accounting policy - provision for net deferred tax liabilities (Note 1)	—	—	—	—	—	—	(290,513)	(290,513)
At 1st January 2003, as restated	611,810	5,649,409	1,815	180,971	49,841	(80,183)	312,369	6,726,032
Issue of shares net of issuing expenses	313	1,225	—	—	—	—	—	1,538
Exchange differences	—	—	—	—	—	3,293	—	3,293
Transfers	—	—	—	7,097	(32,250)	—	25,153	—
Others	—	—	—	26,495	—	—	—	26,495
Amortisation of negative goodwill previously written off against retained profits	—	—	—	—	—	—	(4,033)	(4,033)
Release of reserves upon deemed disposal of a subsidiary	—	—	—	—	(177)	(184)	—	(361)
Profit for the period	—	—	—	—	—	—	108,143	108,143
At 30th June 2003	612,123	5,650,634	1,815	214,563	17,414	(77,074)	441,632	6,861,107
At 1st January 2002, as previously reported	400,829	4,889,860	1,815	175,985	84,405	(54,909)	1,032,553	6,530,538
Change in accounting policy - provision for net deferred tax liabilities (Note 1)	—	—	—	—	—	—	(282,000)	(282,000)
At 1st January 2002, as restated	400,829	4,889,860	1,815	175,985	84,405	(54,909)	750,553	6,248,538
Issue of shares net of issuing expenses	212	782	—	—	—	—	—	994
Exchange differences	—	—	—	—	—	(16)	—	(16)
Amortisation of negative goodwill previously written off against retained profits	—	—	—	—	—	—	(2,036)	(2,036)
Release of reserves upon deemed disposal of a subsidiary	—	—	—	—	(8)	(5)	—	(13)
Profit for the period	—	—	—	—	—	—	15,329	15,329
At 30th June 2002, as restated	401,041	4,890,642	1,815	175,985	84,397	(54,930)	763,846	6,262,796

1 Basis of preparation and accounting policies

These unaudited consolidated condensed interim accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants.

These condensed interim accounts should be read in conjunction with the 2002 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31st December 2002 except that the Group has changed its accounting policy following its adoption of SSAP 12 (revised) "Income Taxes" issued by the Hong Kong Society of Accountants which is effective for accounting periods commencing on or after 1st January 2003.

Under SSAP 12 (revised), deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associated companies and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the SSAP 12 (revised) represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

Under SSAP 12 (revised), the difference between the carrying amount of a revalued asset and its tax base is a temporary difference which gives rise to a deferred tax liability. Upon adoption of the SSAP 12 (revised) from 1st January 2003, the fair value of subsidiaries acquired and the associated negative goodwill arising from the acquisitions were adjusted accordingly.

Opening balance of negative goodwill at 1st January 2003 has been reduced by HK$1,706 million and opening retained profits at 1st January 2002 and 2003 have been reduced by HK$282 million and HK$291 million respectively, which represent the unprovided net deferred tax liabilities. This change has resulted in an increase in deferred tax assets and deferred tax liabilities at 31st December 2002 by HK$113 million and HK$2,110 million, respectively. The profit and amount credited to equity for the six months ended 30th June 2003 have been increased by HK$29 million and HK$27 million respectively.

2 Segment information

The Group is principally engaged in development, operation and management of toll highways and bridges, development, selling and management of properties and holding of investment properties, manufacturing and trading of newsprint, corrugated paper, cement and ready-mixed concrete (a discontinued operation as detailed in note below). Turnover and segment results for the period are as follows:

Primary reporting format - business segments

The Group is organised mainly in Hong Kong and the Mainland of China ("China") into four main business segments:

- Properties - development, selling and management of properties and holding of investment properties
- Toll operations - development, operation and management of toll highways and bridges
- Paper - manufacturing and selling of newsprint and corrugated paper
- Cement - manufacturing and selling of cement and ready-mixed concrete (a discontinued operation).

Other operations of the Group mainly comprise investment holding and high technology business (a discontinued operation as detailed in note below), neither of which are of a sufficient size to be reported separately.

There are no sales between the business segments.

Secondary reporting format - geographical segments

The Group's four business segments are mainly managed in Hong Kong and China:

Hong Kong - properties and cement (a discontinued operation)
China - properties, paper, toll operations and cement (a discontinued operation)
Others - properties

There are no sales between the geographical segments.

2 Segment information (cont'd)

Primary reporting format - business segments

	Properties		Toll operations		Paper		Cement (Note) (Discontinued operation)		Other operations		Group	As restated
	Six month ended 30th June											
	2003 HK$'000	2002 HK$'000	**2003 HK$'000**	2002 HK$'000	**2003 HK$'000**	2002 HK$'000	**2003 HK$'000**	2002 HK$'000	**2003 HK$'000**	2002 HK$'000	**2003 HK$'000**	2002 HK$'000
Turnover	**986,795**	304,298	**191,580**	173,883	**483,671**	539,585	**—**	525,058	**—**	1,924	**1,662,046**	1,544,748
Segment results	**222,592**	29,918	**86,897**	87,166	**20,283**	35,345	**—**	71,020	**6,455**	(3,321)	**336,227**	220,128
Interest income											**6,383**	6,911
Unallocated operation costs											**(19,309)**	(16,067)
Loss on deemed disposal of a subsidiary											**(62,998)**	(2,261)
Finance costs											**(112,819)**	(85,973)
Share of profits/(losses) of:												
Jointly controlled entities	**—**	(59)	**(10,215)**	(24,843)	**—**	—	**—**	6,109	**—**	—	**(10,215)**	(18,793)
Associated companies	**(1,711)**	4,972	**87,441**	68,202	**—**	—	**—**	—	**—**	(11,687)	**85,730**	61,487
Profit before taxation											**222,999**	165,432
Taxation											**(38,881)**	(37,189)
Profit after taxation											**184,118**	128,243
Minority interests											**(75,975)**	(112,914)
Profit attributable to shareholders											**108,143**	15,329

2 Segment information (cont'd)

Primary reporting format - business segments (cont'd)

Note:

On 20th December 2002, the Group completed the Very Substantial Acquisition as set out in the circular to shareholders dated 31st December 2001. The transaction involved the acquisition of the entire interest in Guangzhou Construction & Development Holdings (China) Limited and 49 per cent interest in Super Gain Development Limited, being a 51 per cent subsidiary prior to the acquisition, for a total consideration of approximately HK$4,983 million (collectively the "Transaction"). For accounting purposes, the market price of the Company's shares as at the transaction date was used in the books of account for the Transaction and the consideration was accordingly recorded as HK$4,544 million.

The consideration of the Transaction was satisfied as to (i) HK$2,000 million in cash; (ii) HK$970 million by way of allotment and issuance of 2,107,688,555 shares of the Company at HK$0.46 each to Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), a substantial shareholder of the Company; and (iii) HK$1,574 million by way of disposals of the Group's entire interests in China Century Cement International Limited ("Cement Sub-group"), 36.84 per cent effective interest in Jin Peng Group Company Limited ("Jin Peng"), 46.7 per cent effective interest in China Information Technology Industry Co. Ltd. ("China ITI") and assignment of shareholders' loan totalling HK$886 million due from Cement Sub-group, Jin Peng and China ITI to Yue Xiu. The cement and high technology business segments therefore became discontinued operations.

For the six months ended 30th June 2002, turnover and segment results of Cement Sub-group were disclosed above. For the same period, Cement Sub-group's cash inflow from operating activities was HK$74 million, cash outflow from investing activities was HK$16 million and cash outflow from financing activities was HK$99 million. The turnover, segment results and cash flows of Jin Peng and China ITI during the six months ended 30th June 2002 were not of a sufficient size to be disclosed separately.

Secondary reporting format - geographical segments

	Six months ended 30th June Turnover	
	2003	2002
	HK$'000	HK$'000
Hong Kong	**58,800**	260,915
China	**1,602,627**	1,282,420
Others	**619**	1,413
	1,662,046	1,544,748

3 Operating profit before provision for impairment

	Six months ended 30th June	
	2003	2002
	HK$'000	HK$'000
Operating profit before provision for impairment is stated after crediting and charging the following:		
Crediting		
Amortisation of negative goodwill	**109,007**	—
Gain on partial disposal of a jointly controlled entity	**—**	6,240
Gain on disposal of fixed assets	**821**	—
Charging		
Cost of inventories sold	**1,078,675**	944,863
Depreciation:		
Owned fixed assets	**57,325**	98,519
Leased fixed assets	**13**	238
Amortisation of interests in toll highways and bridges	**38,959**	37,874
Amortisation of development costs	**—**	318
Amortisation of goodwill	**3,557**	1,240
Loss on disposal of fixed assets	**—**	1,255
Staff costs		
Wages and salaries (including directors' remuneration)	**66,131**	91,344
Social security costs	**4,827**	5,927
Staff welfare	**19,633**	15,426
Pension costs - defined contribution plans	**16,512**	16,182

4 Taxation

(a) Hong Kong profits tax has been provided at the rate of 17.5 per cent (2002: 16 per cent) on the estimated assessable profit for the period. In 2003, the government enacted a change in the profits tax rate from 16 per cent to 17.5 per cent for the fiscal year 2003/2004. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

(b) The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30th June	
		As restated
	2003	2002
	HK$'000	HK$'000
Hong Kong profits tax	**3,245**	3,660
Overseas taxation		
- Current	**58,580**	24,780
- Overprovision in prior years	**—**	(4,500)
Deferred taxation in relation to the origination and reversal of temporary differences	**(28,620)**	5,692
	33,205	29,632
Share of taxation attributable to:		
Jointly controlled entities	**761**	1,059
Associated companies	**4,915**	6,498
	38,881	37,189

5 Dividend

	Six months ended 30th June	
	2003	2002
	HK$'000	HK$'000
2003 interim, proposed of HK$0.008 (2002: nil) per share	**49,257**	—

6 Earnings per share

The calculation of basic and fully diluted earnings per share is based on the Group's profit attributable to shareholders of HK$108,143,000 (2002: As restated HK$15,329,000) and the weighted average number of 6,118,305,482 (2002: 4,009,989,359) ordinary shares in issue during the period.

The calculation of fully diluted earnings per share is based on 6,118,305,482 (2002: 4,009,989,359) ordinary shares which is the weighted average number of ordinary shares in issue during the period plus the weighted average of 52,880,490 (2002: 43,975,593) ordinary shares deemed to be issued at no consideration if all outstanding options have been exercised.

The outstanding convertible bonds of the Company have not been taken into account for the purpose of calculation of the diluted earnings per share as the exercise of the outstanding convertible bonds would have an anti-dilutive effect. All outstanding convertible bonds of the Company were redeemed on 31st July 2003.

7 Capital expenditures

	Goodwill HK$'000	Negative goodwill HK$'000	Total other intangible assets HK$'000	Interests in toll highways and bridges HK$'000	Fixed assets HK$'000
Opening net book amount at 1st January 2003, as previously reported	218,226	(3,823,375)	(3,605,149)	2,217,197	5,075,206
Change in accounting policy - provision for net deferred tax liabilities *(Note 1)*	—	1,706,352	1,706,352	—	—
Opening net book amount at 1st January 2003, as restated	218,226	(2,117,023)	(1,898,797)	2,217,197	5,075,206
Exchange difference	—	—	—	10,409	22
Additions	—	—	—	8,025	47,505
Disposals	—	8,857	8,857	—	(18,068)
Depreciation/amortisation charge	(3,557)	109,007	105,450	(38,959)	(57,338)
Adjustments to the fair value of assets and liabilities acquired under the Transaction	—	116,519	116,519	—	—
Closing net book amount at 30th June 2003	214,669	(1,882,640)	(1,667,971)	2,196,672	5,047,327

8 Accounts receivable, prepayments and deposits

The Group has defined credit policies for different business segments and markets. Included in trade and other receivables are trade debtors and their ageing analysis is as follows:

	30th June 2003 HK$'000	31st December 2002 HK$'000
Less than 30 days	**293,388**	230,547
31-90 days	**139,219**	116,392
Over 90 days	**189,675**	180,082
	622,282	527,021

9 Accounts payable and accrued charges

Included in accounts payable and accrued charges are trade payables and their ageing analysis is as follows:

	30th June 2003 HK$'000	31st December 2002 HK$'000
Less than 30 days	**40,072**	47,156
31-90 days	**71,330**	74,341
Over 90 days	**668,760**	638,292
	780,162	759,789

10 Long-term liabilities

	30th June 2003 HK$'000	31st December 2002 HK$'000
Bank loans		
Unsecured	**848,191**	905,468
Secured		
- wholly repayable within five years	**4,556,646**	3,826,296
- not wholly repayable within five years	**256**	468
Obligations under finance leases	**194**	344
Loans from ultimate holding company	**132,322**	67,743
Loans from related companies	**74,882**	3,809
Loans from minority shareholders	**159,961**	169,301
Other loans	**15,600**	15,600
Convertible bonds	**200,623**	200,623
	5,988,675	5,189,652
Less: current portion of long-term liabilities	**(1,411,981)**	(1,386,510)
	4,576,694	3,803,142

At 30th June 2003, the Group's bank loans and other borrowings were repayable as follows:

	Bank loans		Loans from ultimate holding company/related companies/minority shareholders/other loans/finance leases/convertible bonds	
	30th June 2003 HK$'000	31st December 2002 HK$'000	**30th June 2003 HK$'000**	31st December 2002 HK$'000
Within one year	**1,211,184**	1,185,583	**200,797**	200,927
In the second year	**1,049,626**	754,853	**20**	40
In the third to fifth year	**3,144,027**	2,791,328	**131,291**	67,743
After the fifth year	**256**	468	**—**	—
With no fixed repayment terms	**—**	—	**251,474**	188,710
	5,405,093	4,732,232	**583,582**	457,420

11 Share capital

Movements of issued share capital of the Company during the period are as follows:

	Ordinary shares of HK$0.1 each	
	Number of shares	**HK$'000**
At 1st January 2002	4,008,293,667	400,829
Issue of shares	2,107,688,555	210,769
Exercise of share options	2,120,000	212
At 31st December 2002	6,118,102,222	611,810
At 1st January 2003	6,118,102,222	611,810
Exercise of share options	3,128,000	313
At 30th June 2003	6,121,230,222	612,123

During the period, share options were exercised to subscribe for 3,128,000 ordinary shares in the Company at a consideration of HK$1,566,500, of which HK$312,800 was credited to share capital and the balance of HK$1,253,700 was credited to the share premium account.

12 Contingent liabilities

There is no material change in contingent liabilities since the last annual balance sheet date.

13 Commitments under operating leases

	30th June 2003 HK$'000	31st December 2002 HK$'000
Land and buildings		
Not later than one year	**16,215**	19,384
Later than one year and not later than five years	**81,075**	64,860
Later than five years	**227,009**	241,873
	324,299	326,117

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such leases.

14 Other commitments

As at 30th June 2003, the Group had commitments amounted to HK$522,849,000 (as at 31st December 2002: HK$473,073,000) in respect of purchase of fixed assets and toll road and properties held for/under development which were contracted but not provided for.

15 Pledge of assets

There is no material change in the pledge of assets since the last annual balance sheet date.

16 Related party transactions

During the period, the Group carried out in the normal course of business the following material transactions with its related parties:

	Six months ended 30th June	
	2003	2002
	HK$'000	HK$'000
Interest on convertible bonds paid to ultimate holding company	**3,026**	6,768
Loan interest paid to		
- related companies	**2,299**	2,760
- minority shareholders	**—**	779
Management fee to minority shareholders	**—**	2,460
Fixed rate management fee for toll highways paid and payable to a minority shareholder *(note a)*	**29,850**	25,657
Rental and utility expenses paid to a minority shareholder *(note a)*	**8,107**	—

Note:

(a) The related party transactions were conducted in accordance with the terms as disclosed in the 2002 annual report.

Interests of Directors

As at 30th June 2003, the interests and short positions of the directors of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance ("SFO")), as recorded in the register maintained by the Company under Section 352 of the SFO or as notified to the Company were as follows :

I. Long positions in shares of the Company and its subsidiary, GZI Transport Limited ("GZT") :

Name of Director	Nature of interest	Beneficial interest in shares	Approximate % of interest
The Company			
Mr Xie Shuwen	Personal	300,000	0.00
Mr Luo Guoqing *	Personal	10,000	0.00
Mr Wong Chi Keung	Personal	500,000	0.01
GZT			
Mr Xie Shuwen	Personal	410,000	0.04
Mr Liang Ningguang	Personal	1,388,000	0.13
Mr Wong Chi Keung	Personal	474,000	0.04
Ms Yan Yuk Fung	Personal	100,000	0.01

* Mr Luo Guoqing resigned as director of the Company with effect from 15th August 2003

II. Long positions in underlying shares of equity derivatives of the Company and GZT :

(1) The Company

Name of Director	Date of grant	Exercise price per share HK$	Number of share options outstanding as at 1st January 2003	granted during the period (b)	outstanding as at 30th June 2003
Mr Ou Bingchang	02/06/2003	0.5400	—	9,000,000	9,000,000
Mr Xie Shuwen	14/12/1999 (a)	0.5008	700,000	—	700,000
	02/06/2003	0.5400	—	8,000,000	8,000,000
Mr Chen Guangsong	02/06/2003	0.5400	—	8,000,000	8,000,000
Mr Li Fei	02/06/2003	0.5400	—	7,000,000	7,000,000
Mr Liang Ningguang	14/12/1999 (a)	0.5008	840,000	—	840,000 (c)
	02/06/2003	0.5400	—	7,000,000	7,000,000
Mr Xiao Boyan	14/12/1999 (a)	0.5008	700,000	—	700,000
	02/06/2003	0.5400	—	7,000,000	7,000,000
Mr Liang Yi	02/06/2003	0.5400	—	7,000,000	7,000,000
Mr Wong Chi Keung	14/12/1999 (a)	0.5008	700,000	—	700,000
Ms Yan Yuk Fung	14/12/1999 (a)	0.5008	800,000	—	800,000
	02/06/2003	0.5400	—	3,000,000	3,000,000
Mr Yu Lup Fat Joseph	02/06/2003	0.5400	—	3,500,000	3,500,000
Mr Lee Ka Lun	02/06/2003	0.5400	—	3,500,000	3,500,000

Notes :

(a) The share options are exercisable from 14th December 2000, the first anniversary of the date of grant, to the business day preceding the sixth anniversary of the date of grant, of which a maximum of 30 per cent and 100 per cent thereof are exercisable from the first and second anniversaries of the date of grant respectively.

(b) The share options are exercisable from 2nd June 2003 to 1st June 2013, of which a maximum of up to (i) 30 per cent; and (ii) 60 per cent thereof are exercisable during the period (i) up to the first anniversary; and (ii) up to the second anniversary of the date of grant respectively.

(c) These interests include options to subscribe for 140,000 shares in the Company held by his spouse.

(2) GZT

			Number of share options (a)			
Name of Director	**Date of grant**	**Exercise price per share** HK$	**outstanding as at 1st January 2003**	**exercised during the period**	**weighted average closing price (b)** HK$	**outstanding as at 30th June 2003**
Mr Xie Shuwen	07/04/2000	0.7520	560,000	560,000	1.23	—
Mr Liang Ningguang	06/08/1997 (c)	2.4080	500,000	—	N/A	500,000
	22/12/1999	0.9984	8,130,000	8,130,000	1.28	—
Mr Xiao Boyan	06/08/1997 (c)	2.4080	500,000	—	N/A	500,000
Mr Yin Hui	06/08/1997 (c)	2.4080	600,000	—	N/A	600,000
	22/12/1999	0.9984	3,220,000	520,000	1.16	2,700,000
Mr Wong Chi Keung	07/04/2000	0.7520	316,000	316,000	1.24	—
Ms Yan Yuk Fung	07/04/2000	0.7520	450,000	—	N/A	450,000

Notes :

(a) The share options are exercisable from the first anniversary of the date of grant to the business day preceding the sixth anniversary of the date of grant, of which a maximum of 30 per cent, 60 per cent and 100 per cent thereof are exercisable from the first, second and third anniversaries of the date of grant respectively.

(b) The weighted average closing price per share immediately before dates on which the options were exercised.

(c) The share options were expired on 5th August 2003.

Save as disclosed herein, as at 30th June 2003, none of the directors of the Company had or was deemed to have any interest or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which has been recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which has been notified to the Company pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Interests of Substantial Shareholders

As at 30th June 2003, the interests or short positions of the following shareholder in the shares or underlying shares of the Company which have been disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO have been recorded in the register kept by the Company pursuant to Section 336 of SFO :

Name	Long position in shares	*Long position* in underlying shares	*Approximate* aggregate % of interest
Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu")	3,863,735,556	325,226,977	68.47

Notes :

(a) The capacity of Yue Xiu in holding the 3,863,735,556 shares was, as to 65,676,184 shares, as beneficial owner and, as to 3,798,059,372 shares, attributable to interests of controlled corporations. Details of the breakdown of the shares held by Yue Xiu were as follows :

Name	Long position in shares
Yue Xiu	3,863,735,556
Excellence Enterprises Co., Ltd. ("Excellence")	3,797,629,372
Bosworth International Limited ("Bosworth")	2,902,927,212
Sun Peak Enterprises Ltd. ("Sun Peak")	565,683,000
Novena Pacific Limited ("Novena")	565,683,000
Shine Wah Worldwide Limited ("Shine Wah")	158,049,000
Morrison Pacific Limited ("Morrison")	158,049,000
Perfect Goal Development Co., Ltd. ("Perfect Goal")	135,737,000
Greenwood Pacific Limited ("Greenwood")	135,737,000
Seaport Development Limited ("Seaport")	35,233,160
Goldstock International Limited ("Goldstock")	35,233,160
Yue Xiu Finance Company Limited ("YXF")	430,000

Notes:

(i) 2,902,927,212 shares were held by Bosworth, which was wholly-owned by Excellence which was, in turn, wholly-owned by Yue Xiu.

(ii) 565,683,000 shares were held by Novena, which was wholly-owned by Sun Peak which was, in turn, wholly-owned by Excellence.

(iii) 158,049,000 shares were held by Morrison, which was wholly-owned by Shine Wah which was, in turn, wholly-owned by Excellence.

(iv) 135,737,000 shares were held by Greenwood, which was wholly-owned by Perfect Goal which was, in turn, wholly-owned by Excellence.

(v) 35,233,160 shares were held by Goldstock, which was wholly-owned by Seaport which was, in turn, wholly-owned by Excellence.

(vi) 430,000 shares were held by YXF, which was wholly-owned by Yue Xiu.

(b) The capacity of Yue Xiu in holding the 325,226,977 underlying shares of unlisted physically settled equity derivatives of the Company (under the outstanding convertible bonds) was, as to 197,146,562 underlying shares, as beneficial owner and, as to 128,080,415 underlying shares, attributable to interest of a wholly-owned subsidiary, Yue Xiu International Development Limited.

Share Options

(i) The Company

Pursuant to the share option scheme (the "Share Option Scheme") approved by shareholders of the Company on 23rd June 1998, the board of directors of the Company (the "Board") may, at their discretion, offer to directors and employees of the Company or any of its subsidiaries options to subscribe for ordinary shares in the Company. The Share Option Scheme is designed to act as an incentive to employees and executives of the Group. The exercise price was determined by the Board and being equal to the higher of (a) the nominal value of the share; and (b) not less than 80 per cent of the average closing prices of the shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange")'s daily quotation sheets for the five trading days immediately preceding the date of grant of an option. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

On 26th June 2002, the shareholders of the Company approved the resolutions relating to the termination of the Share Option Scheme and the adoption of a new share option scheme (the "2002 Share Option Scheme"). Upon termination of the Share Option Scheme, no further share options will be granted thereunder but all the outstanding share options granted prior to such termination continue to be valid and exercisable in accordance therewith, and only those provisions of the Share Option Scheme which are required to give effect to the outstanding share options continue to remain in force for such purpose. The 2002 Share Option Scheme complies with the amendments to Chapter 17 of the Rules Governing the listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Pursuant to the 2002 Share Option Scheme, the Board may grant to any person being an employee, officer, director, agent, consultant or representative of Yue Xiu, the Company or any of their respective subsidiaries ("Participants") options to subscribe for shares in the Company. The purpose of the 2002 Share Option Scheme is to provide incentives to Participants to contribute to the Group and to enable the Group to recruit, retain and motivate high-calibre employees and attract human resources that are valuable to the Group. The maximum number of shares which may be issued upon exercise of all options to be granted under the 2002 Share Option Scheme is 10 per cent of the number of shares in issue as at 26th June 2002. The maximum entitlement of each Participant upon exercise of the options granted or to be granted within any 12-month period immediately preceding the proposed date of grant is limited to 1 per cent of the number of shares in issue as at the proposed date of grant. Any further grant of options in excess of this limit is subject to shareholders' approval in general meeting. The share options are exercisable from the commencement date of the option period (which shall be a period to be notified by the Board at the time of the grant of an option, such period to commence on the date of grant or such later date as the Board may decide and expire on the last day of the period, which in any event shall not exceed 10 years from the date of grant), of which a maximum of up to (i) 30 per cent; and (ii) 60 per cent (inclusive of any options exercised under (i)), of the options granted under the relevant grant are exercisable during the period (i) up to the first anniversary; and (ii) up to the second anniversary of the commencement date of the option period respectively. After the second anniversary of the commencement date of the option period the restrictions will cease. In respect of a Participant who is an employee of Yue Xiu, the Company or any of their respective subsidiaries, the same limits on the exercise of the share options as described above shall also apply, except that the periods referred to in (i) and (ii) above shall commence from the later of: (a) the date of completion by such Participant of one year of continuous employment as permanent member of the staff of Yue Xiu, the Company or any of their respective subsidiaries, as the case may be; and (b) the commencement date of the option period, and the date when the restrictions cease shall be modified accordingly. The exercise price is determined by the Board and must be at least the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheets on the date of grant; (b) the average closing price of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant; and (c) the nominal value of the shares. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

Movements during the period of the options granted under the share option schemes of the Company to the employees of the Group other than the directors of the Company as disclosed on page 24 were as follows:

Number of share options							
outstanding as at 1st January 2003	**granted during the period**	**exercised during the period**	**outstanding as at 30th June 2003**	**Exercise price per share** HK$	**Date of grant**	**Exercisable period**	**Weighted average closing price[(4)]** HK$
70,000,000	—	—	70,000,000	0.3936	04/09/1998	04/09/1999 - 03/09/2004[(2)]	N/A
46,514,000	—	3,128,000	43,386,000	0.5008	14/12/1999	14/12/2000 - 13/12/2005[(2)]	0.613
—	196,250,000	—	196,250,000	0.4100	02/05/2003	02/05/2003 - 01/05/2013[(3)]	N/A

Notes:

1. No options have been cancelled or lapsed during the period.

2. The options granted are exercisable in 2 tranches. If the last day of the exercisable period is not a business day, the exercisable period will expire on the business day preceding thereof.

3. The options granted are exercisable in 3 tranches.

4. The weighted average closing price per share immediately before the dates on which the options were exercised.

The closing prices of the shares immediately before the dates on which the options were granted during the six months ended 30th June 2003 were as follows:

Date of grant	**Closing price immediately before the date of grant**
02/05/2003	HK$0.41
02/06/2003	HK$0.53

The Directors consider that it is inappropriate to value the share options granted during the six months ended 30th June 2003 as a number of factors critical for the valuation cannot be determined accurately. Any valuation of the share options based on various speculative assumptions would be meaningless and could be misleading to shareholders.

(ii) GZT

Pursuant to the share option scheme ("GZT Scheme") approved by shareholders of GZT on 3rd January 1997, the board of directors of GZT (the "GZT Board") may, at their discretion, grant to directors and employees of GZT or any of its subsidiaries options to subscribe for ordinary shares in GZT. The GZT Scheme is designed to act as an incentive to employees and executives of GZT and its subsidiaries. The exercise price is determined by the GZT Board and being equal to the higher of (a) the nominal value of the share; and (b) not less than 80 per cent of the average closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of offer of an option. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

On 25th June 2002, the shareholders of GZT approved the resolutions relating to the termination of the GZT Scheme and the adoption of a new share option scheme (the "2002 GZT Scheme"). Upon termination of the GZT Scheme, no further share options will be granted thereunder but all the outstanding share options granted prior to such termination continue to be valid and exercisable in accordance therewith, and only those provisions of the GZT Scheme which are required to give effect to the outstanding share options continue to remain in force for such purpose. The 2002 GZT Scheme complies with the amendments to Chapter 17 of the Listing Rules.

Pursuant to the 2002 GZT Scheme with terms and conditions same as those of 2002 Share Option Scheme, the GZT Board may grant to any person being an employee, officer, director, agent, consultant or representative of the Company, Yue Xiu, GZT or any of their respective subsidiaries options to subscribe for shares in GZT.

Movements during the period of the options granted under the GZT Scheme of to the employees of the Group other than the directors of the Company as disclosed on page 25 were as follows:

Number of share options						
outstanding as at 1st January 2003	**exercised during the period**	**outstanding as at 30th June 2003**	**Exercise price per share** HK$	**Date of grant**	**Exercisable period [(3)]**	**Weighted average closing price[(4)]** HK$
21,900,000	—	21,900,000	2.4080	06/08/1997	06/08/1998 - 05/08/2003	N/A
23,418,000	13,438,000	9,980,000	0.7632	04/09/1998	04/09/1999 - 03/09/2004	1.688
19,346,000	12,916,000	6,430,000	0.9984	22/12/1999	22/12/2000 - 21/12/2005	1.254
10,538,000	6,596,000	3,942,000	0.7520	07/04/2000	07/04/2001 - 06/04/2006	1.516

Notes:

1. No options have been granted, cancelled or lapsed during the period.
2. All options are exercisable in 3 tranches.
3. If the last day of the exercisable period is not a business day, the exercisable period will expire on the business day preceding thereof.
4. The weighted average closing price per share of GZT immediately before the dates on which the options were exercised.

Purchase, Sale or Redemption of the Company's Shares

The Company has not redeemed any of its shares during the six months ended 30th June 2003. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

Practice Note 19 of the Listing Rules

Reference was made to the US$25 million term loan facility agreement dated 5th September 2001 ("2001 loan agreement") with a final maturity in September 2004, a HK$2,630 million loan agreement dated 23rd September 2002 with a final maturity in December 2007, a HK$100 million loan agreement dated 16th June 2003 with a final maturity in December 2005 and a HK$300 million loan agreement dated 23rd June 2003 with a final maturity in June 2008. In accordance with the terms of the aforementioned agreements, it is an event of default if Yue Xiu ceases to own (directly or indirectly) at least (in the case of the 2001 loan agreement) 40 per cent or (in the case of the other three loan agreements) 30 per cent of the issued share capital of the Company. The obligation has been complied with.

Code of Best Practice

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the relevant period, in compliance with the Code of Best Practice as stipulated in Appendix 14 of the Listing Rules. The non-executive directors of the Company are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association.

Audit Committee

The unaudited interim accounts for the six months ended 30th June 2003 had been reviewed by the Audit Committee.

Closure of Register of Members

The register of members of the Company will be closed from Wednesday, 29th October 2003 to Friday, 31st October 2003, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Share Registrar, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:00 p.m. on Tuesday, 28th October 2003.

By order of the Board
Ou Bingchang
Chairman

Hong Kong, 10th September 2003

Board of Directors

Executive directors

Ou Bingchang *(Chairman)*
Xie Shuwen
Chen Guangsong
Li Fei
Liang Ningguang
Xiao Boyan
Liang Yi
Yin Hui
Wong Chi Keung
Yan Yuk Fung

Independent non-executive directors & audit committee members

Yu Lup Fat Joseph
Lee Ka Lun

Company Secretary

Wong Chi Keung

Auditors

PricewaterhouseCoopers
Certified Public Accountants

Principal Bankers

Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited

Websites to Access Company Information

http://www.gzinvestment.com.hk
http://www.hkex.com.hk

Registered Office

24th Floor
Yue Xiu Building
160-174 Lockhart Road
Wanchai, Hong Kong

Share Registrar

Abacus Share Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road, Wanchai
Hong Kong

Share Listing

The Company's shares are listed on:
The Stock Exchange of Hong Kong Limited
Singapore Exchange Securities Trading Limited

The stock codes are:
The Stock Exchange of Hong Kong Limited – 123
Reuters – 123.HK
Bloomberg – 123 HK

Investor Relations

For further information about
Guangzhou Investment Company Limited,
please contact:
Josephine Mak
Telephone : (852) 2116 8022
Facsimile : (852) 2598 7688
Email : contact@gzinvestment.com.hk

ADR Depositary Bank

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6th Floor
New York, NY 10011, USA
Telephone : (646) 885 3218
Facsimile : (646) 885 3043

Location Map of Major Property Projects in Guangzhou Urban Area


N
Baiyun District
Xi Cha Road
Lingnan Garden
Xiangkang Commercial Plaza
Northern Ring Road
Guang Yuan Cultural Centre
Lu Hu Building
Guangzhou Railway Station
White Horse Commercial Building
Guangzhou Eastern Railway Station
Eastern Railway Station Commercial Plaza
Tianhe District
Area 12-1/12-5 Hui Ya Mansion - Office / Hotel
City Development Plaza
Fortune Plaza
Tian Jun Court
Tianhe Road
Hong Fa Building
Grand City Shopping Arcade
Victory Plaza
Guangzhou Sports
Stadium Building
Jie Fang Road
Yuexiu District
Huan Shi Road
Yue Xiu Building
Dong Feng Road
Dongshan District
Guangzhou Main Road
Galaxy City
Romantic Garden
Wen De Ya Xuan
City Development Building
Hai Zhu Bridge
Grand City Garden
Hua Cheng Mansion
Guangzhou Bridge
Grace Garden
Hua'nan Bridge
Pearl River
Bin Jiang Road
Nan Feng Shopping Centre
Run Hui Building
Jiangnan Main Road Central
Sun Yat-Sen University
Xin Gang Xi Road
Gongye Main Road
Urban Oasis
Haizhu District
Spring Garden

For rental
For sale
Future development
Under development
Local landmark

GUANGZHOU INVESTMENT COMPANY LIMITED

越秀投資有限公司



2003 中期報告

目錄

2 財務摘要

3 管理層論述及分析

業務回顧

財務回顧

簡明中期賬目

10 簡明綜合損益表

11 簡明綜合資產負債表

12 簡明綜合現金流量表

13 簡明綜合權益變動表

14 簡明中期賬目附註

24 其他資料

31 公司及股東關係資料

32 廣州市區主要房地產項目位置分佈圖



	截至六月三十日止六個月	
	二○○三年 千港元	重列 二○○二年 千港元
營業額	**1,662,046**	1,544,748
經營盈利	**260,303**	208,711
應佔盈利／(虧損)		
共同控制實體	**(10,215)**	(18,793)
聯營公司	**85,730**	61,487
股東應佔盈利	**108,143**	15,329
每股基本盈利	**1.768仙**	0.382仙
全面攤薄每股盈利	**1.752仙**	0.378仙
利息保障倍數	**3.51倍**	4.7倍

	二○○三年 六月三十日 千港元	重列 二○○二年 十二月三十一日 千港元
總資產	**24,602,217**	25,364,969
總負債(包括少數股東權益)	**17,741,110**	18,638,937
股東權益	**6,861,107**	6,726,032
每股淨資產	**1.12港元**	1.10港元
每股有形淨資產	**1.39港元**	1.41港元
總資本負債比率	44%	44%

業務回顧

廣州住宅市場健康發展，未有過熱跡象

基於城市化及中產化，北方地區大學生畢業後大批來廣州就業及落戶，加上本地居民需求持續增加，及樓換樓等多種因素推動，今年上半年廣州住宅一手市場繼續穩定擴張趨勢，廣州市十區商品房供應量為367萬平方米，比去年同期下降8.3%，以成交面積計算的需求卻上升5.4%至447萬平方米，導致存貨量繼續大幅下降16%至420萬平方米，平均售價為每平方米人民幣4,452元，和去年同期相若，未見過熱。

在二〇〇三年上半年廣州市十區住宅二手市場亦繼續擴張，成交面積達267萬平方米，平均售價每平方米人民幣2,809元，以銀碼計二手市場佔一手市場容積比例已上升至38%水平，促進換樓趨勢及一手市場發展。

收購城建後各類土地及項目資源大幅上升

本集團收購廣州市城市建設開發集團有限公司(「城建」)的大部份資產權益後，各類土地及項目資源均告大幅上升。

今年上半年出售現樓及樓花面積達133,000平方米，比去年同期上升291%，其中主要樓盤包括宏城花園、花城苑、天俊閣、財富廣場、星匯園、江南新苑、嶺南花園、潤滙大廈、文德雅軒與漾晴居等。這些項目質素優良，例如海珠區中山大學傍江南新苑佔地10萬平方米，總建築面積40萬平方米，為地鐵上蓋項目，交通方便，珠江新城星匯園獲得十佳品牌社區等五項大獎。另外，由於國有金融機構擴張，機構客戶購買及租賃天河區寫字樓財富廣場相當活躍。罕有的貴重豪宅物業如二沙島宏城花園、花城苑等成交暢旺，經濟型優質住宅市場如潤匯大廈、文德雅軒等亦需求甚殷。整體而言，新上市項目市場反映良好，上半年推售十個項目銷售率已達60%以上，佔本集團今年上半年營業額46.5%(7.73億港元)。

此外，實際出租物業面積亦大幅上升至268,200平方米，主要項目包括城建大廈、白馬商貿大廈、廣州體育大廈、錦漢大廈、祥康商貿大廈、城總大樓及廣園文化中心等等，本集團收租物業組合檔次、地點及土地用途結構多元化，包括甲級寫字樓、購物旺區商場、住宅區商場及停車場等，租金收入穩定，今年上半年廣州物業的租金收入達8,500萬港元，佔本集團營業額5.1%。

今年上半年在建物業樓面面積亦增加720%至1,430,000平方米，大部份將在今、明及後年內分別落成(其中85%為住宅項目)，保障未來三年的盈利能力。

此外，作中期發展的土地儲備亦大幅增加至6,800,000平方米，其中主要部份位於南沙。南沙位處廣州南部及珠三角中心，將發展為工業、物流、商貿、海運及高科技中心，適合創業及置業，人口容量將達至100萬的新城市，其發展潛力等同上海浦東區或東京的橫濱。東部快速幹線及中部快速幹線完成後，廣州往南沙車程將由45分鐘減至30分鐘，近期將會開工的輕鐵將由番禺接駁南沙，另外，廣州地鐵四號線亦將直達南沙，南沙至香港新的客運碼頭正在建設中，航程只需75分鐘，預計上述基建設施將於未來一至三年內逐步完成。南沙地塊屬於中期發展項目，本集團將會以合資開發，分期投資等形式，逐步擴大建設規模，提早體現效益。

品牌效應及地產業務定位

除了土地及項目資源豐富外，城建是廣州市內知名地產品牌，擁有20多年房地產開發的良好紀錄，並擁有相關的配套下屬公司包括設計、監理、銷售、物業代理、物業管理等，能有效控制項目開發過程各主要環節，資金實力雄厚，曾多次被評為廣州市房地產綜合開發實力第一名，並獲得二〇〇一年廣州市房地產開發建設投資十大集團公司第一位、二〇〇二年廣州首屆「十大最受歡迎發展商」、廣東省二〇〇一年及二〇〇二年「地產資信20強企業」及連續十年「重合同、守信用」單位等獎項。

基於城建享有的品牌效應，本集團房地產業務定位將以發展及出售每平方米人民幣5,500至6,500的中價住宅為主，並選擇性發展優質寫字樓、商場及高檔住宅作收租，土地儲備會優先發展市區部份，郊區部份則作中期發展。本集團擁有龐大收租物業及土地儲備，能同時達至高增長及收益穩定的雙重目標。

二〇〇三年銀行地產信貸及政府售地政策變化

今年六月中中國人民銀行宣佈調整地產信貸政策，要求銀行開發房地產貸款的對象，應為經營信用良好、沒有拖欠貸款的企業，貸款應重點扶持符合中低收入家庭購買能力的住宅項目，對大戶型面積、高檔商品房、別墅等項目作適當限制，對未取得土地使用證、建設用地規劃許可證、工程規劃許可證和施工許可證的項目，不得發放任何形式的貸款，亦嚴禁以房地產開發流動資金貸款及其他形式貸款科目發放。二〇〇三年中廣州市人民政府亦宣佈一手市場暫停批售別墅用地，二〇〇四年開始，透過政府拍賣所得土地必須即時支付地價。二手市場方面，現時所有土地交易必須掛牌向社會公佈，價高者得，所有土地轉讓之前，必須先支付全部土地出讓金。

以上多項措施的目標為提高房地產開發商的資金門檻，令市場更規範及透明。由於國內房地產市場區域差異大，現時各省銀行正在草擬信貸政策調整細節，具體執行措施並未出台。基於廣州房地產市場並無過熱，信貸政策調整相信不會對市場有嚴重影響，市場以後發展會更健康，對本集團反而有利。收購城建後，本集團品牌、誠信、質量、資金實力皆為一級房地產開發商，將會繼續獲銀行的重點支持。

其他業務：公路業務盈利復甦，造紙業務繼續周期性調整

二〇〇三年上半年內，本公司的收費公路附屬公司越秀交通有限公司（「越秀交通」）的盈利大幅復甦，原因是去年同期由新道路引致的交通分流、北二環高速公路首年營運產生虧損及若干收費路項目免稅期完結等多種負面因素經已獲得紓緩。期內，越秀交通錄得股東應佔盈利達113,081,000港元，增幅45%，預期下半年業績亦會有理想表現。

廣州造紙股份有限公司（「廣州造紙」）繼續維持國內生產新聞紙市場最大佔有率之一，但由於國際市場新聞紙價格下降，國內的產量擴大，令上半年廣州造紙持續面對具挑戰的環境。

二〇〇三年上半年，廣州造紙出售122,200噸新聞紙，較去年同期下降0.5%。新聞紙價格平均下降6.2%至每噸人民幣4,032元，加上木材及進口廢紙等主要原材料成本上升，導致毛利減少。然而，在實施縮減人手和提早償還銀行貸款等措施後，行政成本和財務費用下降，抵銷了部分原料成本的增加。

展望二〇〇三年下半年，本集團預期國內新聞紙市場依然競爭激烈。不過，隨著原材料價格上升，導至新聞紙價格可能會在下半年企穩。廣州造紙正在計劃開拓華東和西部等地的區域市場，擴大銷售量。

未來策略及前景

收購城建後，本集團土地及項目資源及經營實力均獲大幅提升，本集團原有業務資源與城建之間互補性強，前者具有香港及中國內地多方面的資金來源，有利經營資金密集的房地產業務。後者為廣州市內頂級地產品牌，擁有包括出售、出租、在建、儲備及高、中檔、經濟型等多元化檔次物業基礎，為行內少數同時擁有龐大收租物業穩定收益及優質土地儲備的房地產發展商，並已建立項目開發、物業管理及中介服務的隊伍，擁有大量有經驗的專才。本集團今年的經營重點為調整及強化經營模式，縮短產銷周期，發揮城建加入本集團後的互補潛力，提高淨資產回報率。

收購城建後，本集團的產業結構更清晰。現時廣州房地產業務已佔營業額約51.6%及淨資產約80%，因此行業策略將以廣州房地產為主，非核心業務將會在適當時候逐步減持。

展望未來，珠江三角洲經濟環境非常良好，廣州市近年國民生產總值每年增長均超過10%，由城市化、中產化及換樓活動帶動，廣州本地人口及由其他省份到來的人口共超過1,000萬，令最近數年每年住宅銷量持續上升。今年七月香港和中國內地簽署的更緊密經貿安排實施後，將有大批服務業率先進入廣東，然後往全國擴散，加上建議興建的港澳珠大橋，更有利珠江三角洲、廣州、香港等地經濟進一步融合發展。基於廣州住宅市場並無過熱跡象，雖然中國人民銀行收縮地產信貸的影響有待觀察，但相信不會對廣州房地產市場產生不良影響，本集團對未來數年的業務發展甚為樂觀。

財務回顧

業績分析

雖然於二〇〇二年內出售非核心水泥業務，但由於收購城市建設開發集團(中國)有限公司(「城建中國」)的全部權益，本集團二〇〇三年上半年的營業額仍較二〇〇二年同期上升8%至1,662,046,000港元。

爆發非典型肺炎疫症對本集團的表現並無重大不利影響。中國內地(「中國」)的房地產銷售營業額及租金收入分別上升230%及608%至772,982,000港元及84,864,000港元，這是由於滙總城建中國六個月的營業額，令銷售及出租面積均大增。隨著其他新道路令汽車分流帶來的負面影響獲得紓緩後，於二〇〇三年上半年，本集團的收費公路業務營業額亦反彈10%至191,580,000港元。然而，國際新聞紙價格下降，令本集團新聞紙業務的營業額下降10%至483,671,000港元。

今年上半年房地產及收費公路業務的毛利均告上升。雖然新聞紙業務的原材料成本上升，本集團總毛利仍上升2%，錄得502,428,000港元。

銷售費用增加41%至63,664,000港元，這主要是由於新聞紙業務競爭激烈，銷售費用有所上升。然而，行政開支大幅下降37%至168,959,000港元，原因是三項業務方面均嚴格控制成本。雖然越秀交通有限公司員工行使購股權，導致被視作出售附屬公司產生的虧損增加，但本集團經營盈利仍錄得可觀增長25%至260,303,000港元。

由於銀行借款較上年同期增加，二〇〇三年上半年的財務費用增加31%至112,819,000港元。

由於越秀交通有限公司的聯營公司盈利貢獻上升，應佔聯營公司的盈利上升39%至85,730,000港元。應佔共同控制實體的虧損下降46%至10,215,000港元，這主要是由於期內廣州市北二環高速公路的交通流量倍增，令虧損減少。

由於除稅前盈利增加，稅項亦增加5%至38,881,000港元。

由於出售水泥及高科技業務，加上新聞紙業務的盈利減少和本集團所持的房地產業務權益增加，少數股東權益減少33%至75,975,000港元。

截至二〇〇三年上半年，本集團的股東應佔盈利及每股基本盈利，分別大幅上升至108,143,000港元及每股1.768仙(二〇〇二年重列：股東應佔盈利為15,329,000港元，而每股基本盈利為0.382仙)。

中期股息

董事會已議決宣派二〇〇三年中期股息每股0.8仙(二〇〇二年：無)，並定於二〇〇三年十一月十日派發予於二〇〇三年十月三十一日名列股東名冊的股東。中期股息的派息率為45.5%。

每股盈利

	截至六月三十日止六個月	
		重列
	二〇〇三年	二〇〇二年
已發行股份加權平均數	**6,118,305,482**	4,009,989,359
股東應佔盈利（港元）	**108,143,000**	15,329,000
每股基本盈利（仙）	**1.768**	0.382
每股全面攤薄盈利（仙）	**1.752**	0.378

由於在二〇〇二年十二月就收購廣州市城市建設開發集團有限公司之控股權益及若干其他中國房地產資產而發行2,107,688,555股股份，以及因期內行使購股權而發行5,248,000股股份，所以期內已發行股份之加權平均數上升53%。於二〇〇三年六月三十日已發行普通股總數為6,121,230,222股。

現金流量分析

於二〇〇三年首六個月，經營業務產生現金流入淨額為244,000,000港元（二〇〇二年：224,000,000港元），主要來自收費公路業務及房地產業務。投資活動中所使用之現金淨額為52,000,000港元（二〇〇二年：16,000,000港元），主要由於期內因房地產及新聞紙業務產生的資本性開支所致。理財項目運用之現金淨額為58,000,000港元（二〇〇二年：467,000,000港元），這是因為償還銀行貸款淨額所致。

流動資金及資本資源

本集團繼續維持穩健之財務狀況。於二〇〇三年六月三十日，本集團之銀行存款、現金及銀行結餘約達1,201,000,000港元（二〇〇二年：1,077,000,000港元），較二〇〇二年十二月三十一日上升11%，這是由於本集團收益增加所致。銀行存款、現金及銀行結餘中約72%以人民幣結算、19%以港元結算，餘額以美元及其他貨幣結算。

於二〇〇三年六月三十日，本集團之尚未轉換之可換股債券及銀行借款（不包括銀行透支）（「銀行借款」）分別約為201,000,000港元及6,575,000,000港元（統稱為「總借款」），較二〇〇二年十二月三十一日輕微減少3%。總借款約52%以港元結算、45%以人民幣結算及3%以美元結算。可換股債券均以港元結算。

管理層相信，從集團在香港及中國之附屬公司、聯營公司及共同控制實體賺取及／或滙出之人民幣、港元及美元之穩定資金流入，足以應付本集團短至中期對人民幣、港元及美元借款、財務費用及股息分派所需。

下表顯示總借款還款時間表：

	於下列期間內償還				
	一年	一至兩年	兩至五年	五年以上	總計
	千港元	千港元	千港元	千港元	千港元
銀行借款	2,381,452	1,049,626	3,144,027	256	6,575,361
可換股債券	200,623	—	—	—	200,623
總借款	2,582,075	1,049,626	3,144,027	256	6,775,984

約36%之銀行借款將於一年內償還，其中75%為人民幣貸款。約75%之銀行借款與房地產項目有關，並由本集團之房地產組合作抵押。鑑於在二〇〇二年十二月的「非常重大房地產資產收購」後其財務狀況獲改善，本集團之信貸對銀行界已明顯變得更具吸引力。由於管理層深信，短期貸款(特別是人民幣貸款)可如計劃於到期時獲再融資或再展期一至三年，故相對的流動資金風險被認為不重大。所有尚未轉換之可換股債券於二〇〇三年七月三十一日贖回。

財務政策

本集團的整體財務及融資政策着重風險管理及資金流量控制。銀行結餘一般會存放於香港及中國的銀行戶口作短期定息銀行存款，並無資金存放於非銀行機構或作證券投資。本集團將致力平衡香港及中國的銀行往來關係，以利用兩個市場不同的資金流通量。

由於本集團的主要經營業務位於中國，且大部分收入以人民幣結算，故管理層注意到滙兑風險的可能性。作為對沖政策，管理層盡量以人民幣的借款支付本集團人民幣的投資，以外幣結算的資本及債務融資亦將選擇性地運用。本集團現正發掘增加港元銀行借款比率作為補充資金的可行性。由於港元借貸市場的利率較低、還款期較長及靈活特色(如利率掉期)，所以現時港元借貸市場可提供未被開發的潛力。

資本性開支

於二〇〇三年首六個月，本集團之主要資本性開支包括主要為改善收費公路和橋樑之實體結構而產生約8,000,000港元之總開支，而約48,000,000港元的總開支主要用於購置房地產業務之新固定資產和新聞紙業務之在建生產設施、廠房、機器及工具。

資本及其他承諾

於二〇〇三年六月三十日，本集團主要用作興建中國發展中物業之資本承諾為523,000,000港元。

或然負債

自上一個年度結算日以來，或然負債並無重大變動。

資本架構

下表概述本集團資本架構成分：

	二〇〇三年六月三十日		重列 二〇〇二年十二月三十一日	
	千港元	%	千港元	%
可換股債券(定息)	**200,623**	**1**	200,623	1
銀行借款(浮息)				
以人民幣結算	**3,080,590**	**20**	3,058,150	19
以美元結算	**156,000**	**1**	546,000	4
以港元結算	**3,338,771**	**22**	3,158,923	20
總借款	**6,775,984**	**44**	6,963,696	44
股東權益加負商譽	**8,743,747**	**56**	8,843,055	56
資本總值	**15,519,731**	**100**	15,806,751	100
總資本負債比率	**44%**		44%	

本集團之總資本負債比率與二〇〇二年之水平相若，維持在44%。由於採納香港會計師公會頒佈之會計準則第12號(修訂本)「所得稅」，該準則適用於二〇〇三年一月一日或之後開始之會計期間，本集團於二〇〇三年一月一日之負商譽及保留盈利結餘分別減少1,706,000,000港元及291,000,000港元。因此，於二〇〇二年十二月三十一日，股東權益加負商譽減少1,997,000,000港元至8,843,000,000港元。

利息保障倍數

根據經非現金項目調整之經營盈利計算，二〇〇三年上半年之利息保障倍數為3.51倍，較二〇〇二年同期的4.7倍為低。這是因銀行借款較上年同期增加導致。

僱員

於二〇〇三年六月三十日，本集團聘用約6,700名僱員，其中約6,500名僱員主要參與房地產、收費公路及造紙業務。

本集團給予員工的薪酬主要根據行內慣例，提供包括供款之公積金及其他員工福利。本集團亦已採納購股權計劃，根據本集團的業績及個別員工之表現而授出購股權。

截至二〇〇三年六月三十日止六個月

	附註	（未經審核）截至六月三十日止六個月 二〇〇三年 千港元	重列 (附註1) 二〇〇二年 千港元
營業額	2	**1,662,046**	1,544,748
銷售成本		**(1,159,618)**	(1,050,430)
毛利		**502,428**	494,318
其他收益		**18,426**	20,089
銷售及分銷開支		**(63,664)**	(45,262)
行政開支		**(168,959)**	(266,330)
其他經營收入，淨額		**35,070**	18,038
被視作出售附屬公司虧損		**(62,998)**	(2,261)
未計減值撥備前經營盈利	3	**260,303**	218,592
就於物業發展項目的權益作出減值撥備		**—**	(9,881)
經營盈利		**260,303**	208,711
財務費用		**(112,819)**	(85,973)
應佔盈利／(虧損)			
一共同控制實體		**(10,215)**	(18,793)
一聯營公司		**85,730**	61,487
除税前盈利		**222,999**	165,432
税項	4	**(38,881)**	(37,189)
除税後盈利		**184,118**	128,243
少數股東權益		**(75,975)**	(112,914)
股東應佔盈利		**108,143**	15,329
中期股息	5	**49,257**	—
每股基本盈利	6	**1.768仙**	0.382仙
每股全面攤薄盈利	6	**1.752仙**	0.378仙

於二〇〇三年六月三十日及二〇〇二年十二月三十一日

	附註	(未經審核) 二〇〇三年 六月三十日 千港元	重列 (附註1) (經審核) 二〇〇二年 十二月三十一日 千港元
收費公路及橋樑權益	7	**2,196,672**	2,217,197
其他無形資產	7	**(1,667,971)**	(1,898,797)
固定資產	7	**5,047,327**	5,075,206
共同控制實體權益		**763,839**	797,185
聯營公司權益		**1,499,618**	1,491,505
投資證券及其他投資		**186,715**	219,924
遞延税項資產		**113,426**	112,880
流動資產			
有待發展/發展中物業		**11,372,352**	12,202,518
持有作出售之物業		**2,450,171**	2,796,260
物業發展項目權益		**68,517**	68,493
存貨		**160,751**	169,751
有關連公司欠款		**36,326**	57,971
應收賬款、預付款項及按金	8	**1,173,153**	977,377
銀行結餘及現金		**1,201,321**	1,077,499
		16,462,591	17,349,869
流動負債			
應付賬款及應計費用	9	**4,322,539**	5,026,648
應付少數股東之款項		**139,043**	104,739
銀行貸款			
一 有抵押		**623,364**	1,336,449
一 無抵押		**546,904**	694,392
銀行透支一無抵押		**22,088**	32,164
長期負債一年內應償還額	10	**1,411,981**	1,386,510
應付税項		**90,256**	65,558
		7,156,175	8,646,460
流動資產淨值		**9,306,416**	8,703,409
總資產減流動負債		**17,446,042**	16,718,509
資金來源:			
股本	11	**612,123**	611,810
儲備		**6,199,727**	6,114,222
擬派中期股息	5	**49,257**	—
股東權益		**6,861,107**	6,726,032
少數股東權益		**3,938,834**	4,064,961
非流動負債			
長期借款	10	**4,576,694**	3,803,142
遞延税項負債		**2,069,407**	2,124,374
		17,446,042	16,718,509

截至二〇〇三年六月三十日止六個月

	（未經審核）截至六月三十日止六個月	
	二〇〇三年	二〇〇二年
	千港元	千港元
經營業務所得的現金流入淨額	**243,567**	223,541
投資業務所動用的現金淨額	**(51,591)**	(16,045)
財務項目所動用的現金淨額	**(58,078)**	(466,610)
現金及現金等價物之增加／（減少）	**133,898**	(259,114)
一月一日的現金及現金等價物	**1,045,335**	1,388,462
六月三十日的現金及現金等價物	**1,179,233**	1,129,348
現金及現金等價物結餘分析：		
銀行結餘及現金	**1,201,321**	1,159,882
銀行透支	**(22,088)**	(30,534)
	1,179,233	1,129,348

簡明綜合權益變動表

截至二〇〇三年六月三十日止六個月

	(未經審核)							
			資本			滙兌		
	股本	股份溢價	贖回儲備	資本儲備	法定儲備	波動儲備	保留盈餘	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二〇〇三年一月一日，								
如前呈報	611,810	5,649,409	1,815	180,971	49,841	(80,183)	602,882	7,016,545
會計政策變動								
－遞延稅項負債								
淨額作撥備(附註1)	—	—	—	—	—	—	(290,513)	(290,513)
於二〇〇三年一月一日，重列	611,810	5,649,409	1,815	180,971	49,841	(80,183)	312,369	6,726,032
發行股份扣除發行費用	313	1,225	—	—	—	—	—	1,538
滙兌差額	—	—	—	—	—	3,293	—	3,293
轉撥	—	—	—	7,097	(32,250)	—	25,153	—
其他	—	—	—	26,495	—	—	—	26,495
攤銷之前曾轉入保留								
盈餘之負商譽	—	—	—	—	—	—	(4,033)	(4,033)
釋放被視作出售附屬								
公司之儲備	—	—	—	—	(177)	(184)	—	(361)
期內盈利	—	—	—	—	—	—	108,143	108,143
於二〇〇三年六月三十日	612,123	5,650,634	1,815	214,563	17,414	(77,074)	441,632	6,861,107
於二〇〇二年一月一日，								
如前呈報	400,829	4,889,860	1,815	175,985	84,405	(54,909)	1,032,553	6,530,538
會計政策變動								
－遞延稅項負債								
淨額作撥備(附註1)	—	—	—	—	—	—	(282,000)	(282,000)
於二〇〇二年一月一日，重列	400,829	4,889,860	1,815	175,985	84,405	(54,909)	750,553	6,248,538
發行股份扣除發行費用	212	782	—	—	—	—	—	994
滙兌差額	—	—	—	—	—	(16)	—	(16)
攤銷之前曾轉入保留								
盈餘之負商譽	—	—	—	—	—	—	(2,036)	(2,036)
釋放被視作出售附屬								
公司之儲備	—	—	—	—	(8)	(5)	—	(13)
期內盈利	—	—	—	—	—	—	15,329	15,329
於二〇〇二年六月三十日，重列	401,041	4,890,642	1,815	175,985	84,397	(54,930)	763,846	6,262,796

1 編製基準及會計政策

本未經審核綜合簡明中期賬目乃按照香港會計師公會頒佈的香港會計實務準則(「會計準則」)第25號「中期財務申報」而編製。

本簡明中期賬目應與二○○二年之年度財務報表一併閱讀。

編製本簡明中期賬目所採用的會計政策及計算方法與截至二○○二年十二月三十一日止之年度賬目所採用者一致，惟本集團於採納由香港會計師公會頒佈的會計準則第12號(經修訂)「所得稅」後，已更改其會計政策。此項會計準則於二○○三年一月一日或以後開始的會計期間生效。

根據會計準則第12號(經修訂)，遞延稅項採用負債法就資產負債之稅基與它們在賬目的賬面值兩者的暫時性差異作全數撥備。遞延稅項採用在結算日前已發出或實質頒佈的稅率釐定。

遞延稅項資產乃就有可能將未來應課稅溢利與可動用的暫時差異抵銷而確認。

遞延稅項乃就附屬公司、聯營公司及合營企業投資產生的暫時差異而撥備，但假若可以控制暫時性差異的撥回，並有可能在可預見未來不會撥回則除外。

往年度，遞延稅項乃因應就課稅而計算的盈利與賬目所示的盈利兩者間的時間差，根據預期於可預見將來支付或可收回的負債及資產而按現行稅率計算。採納會計準則第12號(經修訂)構成會計政策的變動並已追溯應用，故比較數字已重列以符合經修訂的政策。

根據會計準則第12號(經修訂)，重估資產的賬面值與其稅基之間的差異屬於暫時性質，並會產生遞延稅項負債。由二○○三年一月一日起採納會計準則第12號(經修訂)後，已收購的附屬公司的公允值及因收購產生的相關負商譽會因此作出調整。

於二○○三年一月一日負商譽的期初結餘已減少1,706,000,000港元，而於二○○二年及二○○三年一月一日的期初保留盈利已分別減少282,000,000港元及291,000,000港元，並列作未撥備遞延稅項負債淨額。此項轉變導致於二○○二年十二月三十一日的遞延稅項資產及遞延稅項負債分別增加113,000,000港元及2,110,000,000港元。截至二○○三年六月三十日止六個月的盈利及儲備分別增加29,000,000港元及27,000,000港元。

2 分部資料

本集團主要從事發展、經營及管理收費公路及橋樑；發展、出售及管理物業及持有投資物業；製造及銷售新聞紙、瓦楞紙和水泥及預拌混凝土(如下文附註所述為已終止經營的業務)。期內營業額及分部業績如下：

主要分部報告－業務分部資料

本集團主要在香港及中國內地(「中國」)經營四項主要業務：

— 房地產－發展、出售及管理物業及持有投資物業

— 收費公路業務－發展、經營及管理收費公路及橋樑

— 造紙－製造及出售新聞紙及瓦楞紙

— 水泥－製造及出售水泥及預拌混凝土(詳情如下文所述為已終止經營的業務)

本集團其他業務主要包括投資控股及高科技業務(詳情如下文所述為已終止經營的業務)，兩者的規模皆不足以作獨立項目報告。

各項業務之間並無進行買賣活動。

從屬分部報告－地區分部資料

本集團的四項業務範疇主要在香港及中國管理：

香港－房地產及水泥(已終止經營的業務)
中國－房地產、造紙、收費公路及水泥(已終止經營的業務)
其他－房地產

地區分部之間並無買賣活動。

2 分部資料（續）

主要分部報告－業務分部資料

截至六月三十日止六個月

	房地產		收費公路業務		造紙		水泥（附註）（已終止經營業務）		其他業務		本集團	重列
	二OO三年 千港元	二OO二年 千港元	二OO三年 千港元	二OO二年 千港元	二OO三年 千港元	二OO二年 千港元	二OO三年 千港元	二OO二年 千港元	二OO三年 千港元	二OO二年 千港元	二OO三年 千港元	二OO二年 千港元
營業額	**986,795**	304,298	**191,580**	173,883	**483,671**	539,585	**—**	525,058	**—**	1,924	**1,662,046**	1,544,748
分部業績	**222,592**	29,918	**86,897**	87,166	**20,283**	35,345	**—**	71,020	**6,455**	(3,321)	**336,227**	220,128
利息收入											**6,383**	6,911
未分配經營成本											**(19,309)**	(16,067)
被視作出售附屬公司虧損											**(62,998)**	(2,261)
財務費用											**(112,819)**	(85,973)
應佔下列公司的盈利／（虧損）：												
共同控制實體	**—**	(59)	**(10,215)**	(24,843)	**—**	—	**—**	6,109	**—**	—	**(10,215)**	(18,793)
聯營公司	**(1,711)**	4,972	**87,441**	68,202	**—**	—	**—**	—	**—**	(11,687)	**85,730**	61,487
除稅前盈利											**222,999**	165,432
稅項											**(38,881)**	(37,189)
除稅後盈利											**184,118**	128,243
少數股東權益											**(75,975)**	(112,914)
股東應佔盈利											**108,143**	15,329

2 分部資料(續)

主要分部報告－業務分部資料(續)

附註：

於二○○二年十二月二十日，本集團完成詳情載於二○○一年十二月三十一日股東通函的非常重大收購。該項交易涉及收購城市建設開發集團(中國)有限公司的全部權益及盛德發展有限公司(收購前已擁有51%權益的附屬公司)的49%權益，總代價約為49.83億港元(統稱為「交易」)。為會計處理目的，該交易的定價須按交易日的本公司股份市價計算，因此，該代價是以45.44億港元入賬。

該交易的賬面代價乃以下列方式清償：其中(i)現金2,000,000,000港元；(ii)以每股0.46港元配發及發行本公司2,107,688,555股股份予本公司的主要股東越秀企業(集團)有限公司(「越秀企業」)的方式支付970,000,000港元；及(iii)以出售本集團於China Century Cement International Limited(「水泥集團」)的全部權益、金鵬集團有限公司(「金鵬」)的36.84%實益權益、中科越秀(香港)信息產業發展有限公司(「中科越秀」)的46.7%實益權益及轉讓水泥集團、金鵬及中科越秀應付股東貸款合共886,000,000港元予越秀企業的方式支付1,574,000,000港元。水泥及高科技業務亦隨之而終止經營。

截至二○○二年六月三十日止六個月，水泥集團的營業額及分部業績已於上文作出披露。截至同期，水泥集團的經營業務所得的現金流入為74,000,000港元、投資業務的現金流出為16,000,000港元及財務項目的現金流出為99,000,000港元。截至二○○二年六月三十日止六個月，金鵬及中科越秀的營業額、分部業績及現金流量並不龐大，不足以作獨立披露。

從屬分部報告－地區分部資料

	截至六月三十日止六個月 營業額	
	二○○三年	二○○二年
	千港元	千港元
香港	**58,800**	260,915
中國	**1,602,627**	1,282,420
其他	**619**	1,413
	1,662,046	1,544,748

3 未計減值撥備前經營盈利

	截至六月三十日止六個月	
	二〇〇三年	二〇〇二年
	千港元	千港元
未計減值撥備前經營盈利已計入及扣除下列項目：		
計入		
負商譽攤銷	**109,007**	—
出售部份共同控制實體的收益	—	6,240
出售固定資產的收益	**821**	—
扣除		
出售存貨成本	**1,078,675**	944,863
折舊：		
自置固定資產	**57,325**	98,519
租賃固定資產	**13**	238
收費公路及橋樑的權益攤銷	**38,959**	37,874
開發成本的攤銷	—	318
商譽攤銷	**3,557**	1,240
出售固定資產的虧損	—	1,255
員工成本		
薪金及薪酬(包括董事酬金)	**66,131**	91,344
社會保障成本	**4,827**	5,927
員工福利	**19,633**	15,426
退休金成本 — 定額供款計劃	**16,512**	16,182

4 稅項

(a) 香港利得稅已按期內估計應課稅溢利以17.5%(二〇〇二年:16%)的稅率計算。於二〇〇三年,政府修訂二〇〇三年/二〇〇四年的利得稅率,由16%調升至17.5%。海外利得稅則根據期內估計應課稅溢利按本集團經營業務地區的現行稅率計算。

(b) 在簡明綜合損益表內支銷的稅項款額指:

	截至六月三十日止六個月	
		重列
	二〇〇三年	二〇〇二年
	千港元	千港元
香港利得稅	**3,245**	3,660
海外稅項		
一本年度	**58,580**	24,780
一以往年度多提準備	**—**	(4,500)
與產生及沖回暫時時差影響有關的遞延稅項	**(28,620)**	5,692
	33,205	29,632
應佔稅項:		
共同控制實體	**761**	1,059
聯營公司	**4,915**	6,498
	38,881	37,189

5 股息

	截至六月三十日止六個月	
	二〇〇三年	二〇〇二年
	千港元	千港元
擬派付二〇〇三年中期股息每股0.008港元(二〇〇二年:無)	**49,257**	—

6 每股盈利

每股基本及全面攤薄盈利是根據本集團股東應佔盈利108,143,000港元(二〇〇二年重列:15,329,000港元)及期內已發行普通股加權平均數6,118,305,482股(二〇〇二年:4,009,989,359股)計算。

每股全面攤薄盈利是根據期內已發行普通股加權平均數6,118,305,482股(二〇〇二年:4,009,989,359股),另加假設悉數行使尚未行使購股權而被視作無償發行的普通股加權平均數52,880,490股(二〇〇二年:43,975,593股)計算。

由於若行使尚未行使的可換股債券將會產生反攤薄影響,所以於計及每股攤薄盈利時並無計及本公司的尚未行使的可換股債券。該等可換股債券已於二〇〇三年七月三十一日贖回。

7 資本性開支

	商譽 千港元	負商譽 千港元	其他無形資產總值 千港元	收費公路及橋樑權益 千港元	固定資產 千港元
於二〇〇三年一月一日：					
如前呈報期初賬面淨值	218,226	(3,823,375)	(3,605,149)	2,217,197	5,075,206
會計政策變動					
一就遞延稅項負債淨額作撥備 *(附註1)*	—	1,706,352	1,706,352	—	—
於二〇〇三年一月一日期初賬面淨值，重列	218,226	(2,117,023)	(1,898,797)	2,217,197	5,075,206
滙兌差額	—	—	—	10,409	22
其他增添	—	—	—	8,025	47,505
出售	—	8,857	8,857	—	(18,068)
折舊／攤銷開支	(3,557)	109,007	105,450	(38,959)	(57,338)
對根據交易收購的資產及負債					
公允值作出調整	—	116,519	116,519	—	—
於二〇〇三年六月三十日期終賬面淨值	214,669	(1,882,640)	(1,667,971)	2,196,672	5,047,327

8 應收賬款、預付款項及按金

本集團對不同業務分部及市場採用既定信貸政策。包括貿易及其他應收款中之貿易應收款，其賬齡分析如下：

	二〇〇三年六月三十日 千港元	二〇〇二年十二月三十一日 千港元
三十日以下	**293,388**	230,547
三十一日至九十日	**139,219**	116,392
超過九十日	**189,675**	180,082
	622,282	527,021

9 應付賬款及應計費用

包括應付賬款及應計費用中之貿易應付款，其賬齡分析如下：

	二〇〇三年六月三十日 千港元	二〇〇二年十二月三十一日 千港元
三十日以下	**40,072**	47,156
三十一日至九十日	**71,330**	74,341
超過九十日	**668,760**	638,292
	780,162	759,789

10 長期負債

	二〇〇三年六月三十日千港元	二〇〇二年十二月三十一日千港元
銀行貸款		
無抵押	**848,191**	905,468
有抵押		
－須於五年內悉數償還	**4,556,646**	3,826,296
－毋須於五年內悉數償還	**256**	468
融資租賃承擔	**194**	344
最終控股公司提供的貸款	**132,322**	67,743
有關連公司提供的貸款	**74,882**	3,809
少數股東提供之貸款	**159,961**	169,301
其他貸款	**15,600**	15,600
可換股債券	**200,623**	200,623
	5,988,675	5,189,652
減：長期負債的一年內應償還額	**(1,411,981)**	(1,386,510)
	4,576,694	3,803,142

於二〇〇三年六月三十日，本集團的銀行貸款及其他借款的還款期如下：

	銀行貸款		最終控股公司／有關連公司／少數股東的貸款／其他貸款／融資租賃／可換股債券	
	二〇〇三年六月三十日千港元	二〇〇二年十二月三十一日千港元	二〇〇三年六月三十日千港元	二〇〇二年十二月三十一日千港元
一年內	**1,211,184**	1,185,583	**200,797**	200,927
第二年內	**1,049,626**	754,853	**20**	40
第三至第五年	**3,144,027**	2,791,328	**131,291**	67,743
第五年後	**256**	468	**—**	—
無固定還款期	**—**	—	**251,474**	188,710
	5,405,093	4,732,232	**583,582**	457,420

11 股本

期內本公司已發行股本的變動如下：

	每股面值0.1港元的普通股	
	股份數目	千港元
於二〇〇二年一月一日	4,008,293,667	400,829
發行股份	2,107,688,555	210,769
行使購股權	2,120,000	212
於二〇〇二年十二月三十一日	6,118,102,222	611,810
於二〇〇三年一月一日	6,118,102,222	611,810
行使購股權	3,128,000	313
於二〇〇三年六月三十日	6,121,230,222	612,123

期內，因購股權獲行使而認購本公司的普通股3,128,000股，總代價為1,566,500港元，其中312,800港元已列入股本中，而餘額1,253,700港元已列入股份溢價賬內。

12 或然負債

自上年年度結算日以來，或然負債並無重大改變。

13 經營租賃承諾

	二〇〇三年六月三十日千港元	二〇〇二年十二月三十一日千港元
土地及樓宇		
第一年內	**16,215**	19,384
第二至第五年內	**81,075**	64,860
第五年後	**227,009**	241,873
	324,299	326,117

此外，本集團的經營租賃承諾及租金是按照銷售額釐定。現時無法準確計算根據該租約應付的未來租金。

14 其他承諾

於二〇〇三年六月三十日，本集團關於購置固定資產、收費公路及有待發展╱發展中物業已簽約但未撥備的付款承諾為522,849,000港元（於二〇〇二年十二月三十一日：473,073,000港元）。

15 資產抵押

自上年年度結算日以來，資產抵押並無重大變動。

16 有關連人士交易

期內，於本集團日常業務過程中進行的重大有關連人士交易如下：

	截至六月三十日止六個月	
	二〇〇三年 千港元	二〇〇二年 千港元
支付予最終控股公司的可換股債券利息	**3,026**	6,768
支付貸款利息予		
－有關連公司	**2,299**	2,760
－少數股東	**—**	779
支付予少數股東的管理費	**—**	2,460
已付及應付予一名少數股東的收費公路定額管理費 *(附註a)*	**29,850**	25,657
支付予一名少數股東的租金及雜費 *(附註a)*	**8,107**	—

附註：

(a) 該有關連人士交易是根據於二〇〇二年年報中披露的條款進行。

董事權益

於二〇〇三年六月三十日，根據本公司依證券及期貨條例(「證券條例」)第352條而置存之登記冊所記錄或據本公司接獲之通知，本公司董事在本公司及其相聯法團(按證券條例之定義)之股份、相關股份及債權證之權益及淡倉如下：

I. 本公司及其附屬公司越秀交通有限公司(「越秀交通」)股份之好倉：

董事姓名	權益性質	股份實益權益	權益百分率概約
本公司			
謝樹文先生	個人	300,000	0.00
羅國慶先生*	個人	10,000	0.00
黃之強先生	個人	500,000	0.01
越秀交通			
謝樹文先生	個人	410,000	0.04
梁凝光先生	個人	1,388,000	0.13
黃之強先生	個人	474,000	0.04
甄玉鳳小姐	個人	100,000	0.01

* 羅國慶先生已於二〇〇三年八月十五日辭任本公司董事之職務

II. 於本公司及越秀交通股本衍生工具之相關股份中之好倉：

(1) 本公司

董事姓名	授出日期	每股行使價 港元	購股權數目 於二〇〇三年一月一日尚未行使	購股權數目 於期內授予(b)	購股權數目 於二〇〇三年六月三十日尚未行使
區秉昌先生	02/06/2003	0.5400	—	9,000,000	9,000,000
謝樹文先生	14/12/1999 (a)	0.5008	700,000	—	700,000
	02/06/2003	0.5400	—	8,000,000	8,000,000
陳光松先生	02/06/2003	0.5400	—	8,000,000	8,000,000
李　飛先生	02/06/2003	0.5400	—	7,000,000	7,000,000
梁凝光先生	14/12/1999 (a)	0.5008	840,000	—	840,000 (c)
	02/06/2003	0.5400	—	7,000,000	7,000,000
肖博彥先生	14/12/1999 (a)	0.5008	700,000	—	700,000
	02/06/2003	0.5400	—	7,000,000	7,000,000
梁　毅先生	02/06/2003	0.5400	—	7,000,000	7,000,000
黃之強先生	14/12/1999 (a)	0.5008	700,000	—	700,000
甄玉鳳小姐	14/12/1999 (a)	0.5008	800,000	—	800,000
	02/06/2003	0.5400	—	3,000,000	3,000,000
余立發先生	02/06/2003	0.5400	—	3,500,000	3,500,000
李家麟先生	02/06/2003	0.5400	—	3,500,000	3,500,000

附註：

(a) 購股權可由授出日期一週年即二○○○年十二月十四日起至授出日期六週年前一個營業日止期間內隨時行使，並分別可於授出日期一週年及二週年起行使最多30%及100%。

(b) 購股權可由二○○三年六月二日起至二○一三年六月一日止期間內隨時行使，惟限於(i)直至購股權授出日期首週年的期間內，行使最多達所授予購股權的30%；及(ii)直至購股權授出日期第二週年的期間內，行使最多達所授予購股權的60%。

(c) 該等權益包括其配偶持有可認購140,000股本公司股份之購股權。

(2) 越秀交通

董事姓名	授出日期	每股行使價 港元	購股權數目(a) 於二○○三年一月一日尚未行使	於期內行使	加權平均收市價(b) 港元	於二○○三年六月三十日尚未行使
謝樹文先生	07/04/2000	0.7520	560,000	560,000	1.23	—
梁凝光先生	06/08/1997 (c)	2.4080	500,000	—	不適用	500,000
	22/12/1999	0.9984	8,130,000	8,130,000	1.28	—
肖博彥先生	06/08/1997 (c)	2.4080	500,000	—	不適用	500,000
尹　輝先生	06/08/1997 (c)	2.4080	600,000	—	不適用	600,000
	22/12/1999	0.9984	3,220,000	520,000	1.16	2,700,000
黃之強先生	07/04/2000	0.7520	316,000	316,000	1.24	—
甄玉鳳小姐	07/04/2000	0.7520	450,000	—	不適用	450,000

附註：

(a) 購股權可由授出日期一週年至授出日期六週年前一個營業日止期間內隨時行使，並分別可於授出日期之一週年、二週年及三週年起行使最多30%、60%及100%。

(b) 股份在緊接購股權行使日期前一天的每股加權平均收市價。

(c) 購股權已於二○○三年八月五日屆滿。

除本文所披露者外，於二○○三年六月三十日，根據本公司依證券條例第352條而置存之登記冊所記錄；或根據上市公司董事進行證券交易的標準守則已知會本公司，本公司各董事概無擁有或被視作擁有本公司或其任何相聯法團(按證券條例第XV部之涵義)之股份、相關股份及債權證之權益或淡倉。

主要股東權益

於二〇〇三年六月三十日，下列股東已根據證券條例第XV部第2及第3分部向本公司披露，並已根據本公司依證券條例第336條而置存之登記冊所記錄，擁有本公司之股份或相關股份之權益或淡倉：

名稱	好倉股份	好倉相關股份	總權益百分率概約
越秀企業(集團)有限公司(「越秀企業」)	3,863,735,556	325,226,977	68.47

附註：

(a) 越秀企業持有3,863,735,556股股份權益之身分包括65,676,184股為實益擁有人，3,798,059,372股藉屬所控制法團的權益。由越秀企業所持有的股份詳列如下：

名稱	好倉股份
越秀企業	3,863,735,556
Excellence Enterprises Co., Ltd.(「Excellence」)	3,797,629,372
Bosworth International Limited(「Bosworth」)	2,902,927,212
Sun Peak Enterprises Ltd.(「Sun Peak」)	565,683,000
Novena Pacific Limited(「Novena」)	565,683,000
Shine Wah Worldwide Limited(「Shine Wah」)	158,049,000
Morrison Pacific Limited(「Morrison」)	158,049,000
Perfect Goal Development Co., Ltd.(「Perfect Goal」)	135,737,000
Greenwood Pacific Limited(「Greenwood」)	135,737,000
Seaport Development Limited(「Seaport」)	35,233,160
Goldstock International Limited(「Goldstock」)	35,233,160
越秀財務有限公司(「越秀財務」)	430,000

附註：

(i) Bosworth持有2,902,927,212股。Bosworth為Excellence全資擁有，而Excellence乃由越秀企業全資擁有。

(ii) Novena持有565,683,000股。Novena為Sun Peak全資擁有，而Sun Peak乃由Excellence全資擁有。

(iii) Morrison持有158,049,000股。Morrison為Shine Wah全資擁有，而Shine Wah乃由Excellence全資擁有。

(iv) Greenwood持有135,737,000股。Greenwood為Perfect Goal全資擁有，而Perfect Goal乃由Excellence全資擁有。

(v) Goldstock持有35,233,160股。Goldstock為Seaport全資擁有，而Seaport乃由Excellence全資擁有。

(vi) 越秀財務持有430,000股，越秀財務為越秀企業全資擁有。

(b) 越秀企業持有325,226,977股相關股份(按尚未轉換之可換股債券－以實物交收之本公司非上市股本衍生工具)權益之身分包括197,146,562股相關股份為實益擁有人，128,080,415股相關股份藉屬其全資附屬公司越秀發展有限公司的權益。

購股權

(i) 本公司

根據於一九九八年六月二十三日獲本公司股東通過的購股權計劃(「購股權計劃」)，本公司董事會(「董事會」)可酌情授予本公司或其任何附屬公司之董事及僱員購股權認購本公司之普通股。購股權計劃可作為本集團給予僱員及行政人員的獎勵。行使價由董事會釐訂，相等於下列兩項中較高者：(a)股份之面值；及(b)不低於緊接授出購股權日期前五個營業日股份在香港聯合交易所有限公司(「聯交所」)每日報價表所報之平均收市價的80%。每次授出購股權的現金代價為10港元，而行使價將於行使購股權時悉數支付。

本公司股東於二〇〇二年六月二十六日通過有關終止購股權計劃及採納新購股權計劃(「二〇〇二年購股權計劃」)的決議案。於終止購股權計劃後，本公司不會就此進一步授出購股權，但於終止購股權計劃前授出的所有未行使購股權繼續生效，並可根據購股權計劃予以行使，而僅有使尚未行使購股權生效所需的該等購股權計劃條文會就此目的繼續有效。二〇〇二年購股權計劃符合香港聯合交易所有限公司證券上市規則(「上市規則」)第17章的修訂。

根據二〇〇二年購股權計劃，董事會可授予越秀企業、本公司或任何彼等附屬公司的僱員、高級職員、董事、代理人、顧問或代表(「參與人士」)購股權認購股份。二〇〇二年購股權計劃旨在獎勵參與人士對本集團作出貢獻，並讓本集團聘請、挽留及鼓勵能幹的僱員及吸納對本集團而言屬寶貴的人力資源。根據二〇〇二年購股權計劃將予授出的購股權而可予發行的最高股份總數為本公司於二〇〇二年六月二十六日已發行股份數目的10%。各參與人士在於緊接建議授出任何購股權日期前十二個月期間內獲授及將獲授的購股權予以行使時的上限為建議授出該等購股權日期已發行股份數目的1%，任何進一步授出超過此限額的購股權須待股東於股東大會上批准後，始可作實。購股權可於購股權期限開始日期行使(購股權期限指董事會於授出購股權時通知的期限，該期限於授出日期或董事會可能決定的較後日期開始，直至該期限的最後一日屆滿止，惟於任何情況下，不能超過由授出日期起計10年)，惟限於(i)直至購股權期限開始日期首週年的期間內，行使最多達有關授出項下所授出購股權的30%；及(ii)直至購股權期限開始日期第二週年的期間內，行使最多達有關授出項下所授出購股權的60%(包括根據(i)項行使的任何購股權)。於購股權期限開始日期第二週年後，該等限制將終止。就身為越秀企業、本公司或任何彼等附屬公司僱員的參與人士而言，上文所述行使購股權的相同限額亦適用，惟上文(i)及(ii)項所指的期間應由(a)該名參與人士持續受僱於越秀企業、本公司或任何彼等附屬公司(視情況而定)作為全職員工一年的完成日期；及(b)購股權期限的開始日期(以較後發生為準)起開始，而當限制終止時的日期應據此作出相應修訂。行使價由董事會釐訂，而且該行使價不得低於下列三者中的最高金額：(a)授出日期股份在聯交所每日報價表所列的收市價；(b)緊接授出日期前五個營業日股份在聯交所每日報價表所列的平均收市價；及(c)股份的面值。每次授出購股權的現金代價為10港元，而行使價將於行使購股權時悉數支付。

期內根據本公司購股權計劃授予本集團僱員（本公司董事除外，詳情已於第24頁披露）的購股權之變動情況如下：

購股權數目							
於二〇〇三年一月一日尚未行使	期內授予	期內行使	於二〇〇三年六月三十日尚未行使	每股行使價 港元	授出日期	行使期	加權平均收市價[4] 港元
70,000,000	—	—	70,000,000	0.3936	04/09/1998	04/09/1999 - 03/09/2004[2]	不適用
46,514,000	—	3,128,000	43,386,000	0.5008	14/12/1999	14/12/2000 - 13/12/2005[2]	0.613
—	196,250,000	—	196,250,000	0.4100	02/05/2003	02/05/2003 - 01/05/2013[3]	不適用

附註：

1. 期內並無購股權註銷或失效。

2. 授出之購股權分兩階段行使，倘購股權行使期之最後一日並非營業日，購股權行使期須於該日前一個營業日屆滿。

3. 授出之購股權分三階段行使。

4. 股份在緊接購股權行使日期前一天的每股加權平均收市價。

於截至二〇〇三年六月三十日的六個月內，股份在緊接購股權授出日期前一天之收市價如下：

授出日期	緊接授出日期前一天之收市價
02/05/2003	0.41港元
02/06/2003	0.53港元

董事認為，由於多項重要估值因素未能準確釐定，所以評估於截至二〇〇三年六月三十日的六個月內授出的購股權的價值並不適當。按多項推測的假設計算來評估購股權的價值將不具意義，及會誤導股東。

(ii) 越秀交通

根據於一九九七年一月三日獲越秀交通股東通過的一項購股權計劃(「越秀交通計劃」)，越秀交通董事會(「越秀交通董事會」)可酌情授予越秀交通或其任何附屬公司之董事及僱員購股權認購越秀交通之普通股。越秀交通計劃可作為越秀交通及其附屬公司給予僱員及行政人員的獎勵。行使價由越秀交通董事會釐訂，惟不得低於緊接提供購股權日期前五個營業日股份在聯交所每日報價表上的平均收市價的80%或股份的面值(以較高者為準)。每次授出購股權的現金代價為10港元，而行使價將於行使購股權時悉數支付。

越秀交通股東於二○○二年六月二十五日通過有關終止越秀交通計劃及採納新購股權計劃(「二○○二年越秀交通計劃」)的決議案。於終止越秀交通計劃後，越秀交通不會就此進一步授出購股權，但於終止越秀交通計劃前授出的所有未行使購股權繼續生效，並可根據越秀交通計劃予以行使；而僅有使尚未行使購股權生效所需的該等越秀交通計劃條文會就此目的繼續有效。二○○二年越秀交通計劃符合上市規則第17章的修訂。

根據與二○○二年購股權計劃的條款及條件相同的二○○二年越秀交通計劃，越秀交通董事會可授予本公司、越秀企業、越秀交通或任何彼等附屬公司的僱員、高級職員、董事、代理人、顧問或代表購股權認購越秀交通股份。

期內根據越秀交通計劃授予本集團僱員(本公司董事除外，詳情已於第25頁披露)的購股權之變動情況如下：

購股權數目						
於二○○三年一月一日尚未行使	期內行使	於二○○三年六月三十日尚未行使	每股行使價港元	授出日期	行使期[3]	加權平均收市價[4]港元
21,900,000	—	21,900,000	2.4080	06/08/1997	06/08/1998 - 05/08/2003	不適用
23,418,000	13,438,000	9,980,000	0.7632	04/09/1998	04/09/1999 - 03/09/2004	1.688
19,346,000	12,916,000	6,430,000	0.9984	22/12/1999	22/12/2000 - 21/12/2005	1.254
10,538,000	6,596,000	3,942,000	0.7520	07/04/2000	07/04/2001 - 06/04/2006	1.516

附註：

1. 期內並無購股權授出、註銷或失效。
2. 所有購股權分三階段行使。
3. 倘購股權行使期之最後一日並非營業日，購股權行使期須於該日前一個營業日屆滿。
4. 越秀交通股份在緊接購股權行使日期前一天的每股加權平均收市價。

購買、出售或贖回本公司的股份

截至二〇〇三年六月三十日止之六個月內，本公司並無贖回任何股份。而本公司或其任何附屬公司於期內亦無購買或出售本公司任何股份。

上市規則第19項應用指引

茲提述二〇〇一年九月五日簽訂之25,000,000美元定期貸款協議(「二〇〇一年貸款協議」)(將於二〇〇四年九月到期)、二〇〇二年九月二十三日簽訂之2,630,000,000港元貸款協議(將於二〇〇七年十二月到期)、二〇〇三年六月十六日簽訂之100,000,000港元貸款協議(將於二〇〇五年十二月到期)及二〇〇三年六月二十三日簽訂之300,000,000港元貸款協議(將於二〇〇八年六月到期)。根據上述各項協議之條款，一旦越秀企業直接或間接持有本公司已發行股本之權益低於40%(就二〇〇一年貸款協議而言)或30%(就其他三項貸款協議而言)時，將視作違約。此責任規定已獲履行。

最佳應用守則

本公司並無任何董事知悉任何資料，足以合理指出本公司在有關期間的任何時間，未有遵守上市規則附錄14所載之最佳應用守則。本公司非執行董事須依據本公司之組織章程之規定，在本公司之股東週年大會輪席告退及膺選連任。

審核委員會

審核委員會已審閱截至二〇〇三年六月三十日止的未經審核中期賬目。

暫停辦理過戶登記手續

本公司將由二〇〇三年十月二十九日星期三至二〇〇三年十月三十一日星期五(首尾兩天包括在內)期間暫停辦理股份過戶登記手續。如欲符合獲派中期股息的資格，所有股份過戶文件連同有關股票須於二〇〇三年十月二十八日星期二下午四時前，交回香港灣仔告士打道56號東亞銀行港灣中心地下本公司的股份過戶登記處雅柏勤證券登記有限公司，辦理過戶登記手續。

承董事會命
董事長
區秉昌

香港，二〇〇三年九月十日

董事會

執行董事

區秉昌 *(董事長)*
謝樹文
陳光松
李　飛
梁凝光
肖博彥
梁　毅
尹　輝
黃之強
甄玉鳳

獨立非執行董事及審核委員會成員

余立發
李家麟

公司秘書

黃之強

核數師

羅兵咸永道會計師事務所
香港執業會計師

主要往來銀行

中國銀行(香港)有限公司
香港上海滙豐銀行有限公司

公司資料查閱網址

http://www.gzinvestment.com.hk
http://www.hkex.com.hk

註冊辦事處

香港灣仔
駱克道160-174號
越秀大廈
24樓

股份過戶登記處

雅柏勤證券登記有限公司
香港
灣仔告士打道56號
東亞銀行港灣中心地下

股份上市

本公司之股份於香港聯合交易所有限公司及新加坡證券交易所上市

股票編號為：
香港聯合交易所有限公司－123
路透社－123.HK
彭博資訊－123 HK

股東關係

如欲進一步查詢越秀投資有限公司的資料，請聯絡：
麥文莉
電話：(852) 2116 8022
傳真：(852) 2598 7688
電郵：contact@gzinvestment.com.hk

美國預託證券託管銀行

紐約銀行
美國預託證券
620 Avenue of the Americas, 6th Floor
New York, NY 10011, USA
電話：(646) 885 3218
傳真：(646) 885 3043

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